Exhibit 99.1

US$625,000,000 5.125% Senior Notes due 2012

US$750,000,000 5.40% Senior Notes due 2017

US$875,000,000 Senior Floating Rate Notes due 2009

of

BHP Billiton Finance (USA) Limited

Fully and Unconditionally Guaranteed by

BHP Billiton Limited

and

BHP Billiton Plc

UNDERWRITING AGREEMENT

March 26, 2007

Banc of America Securities LLC

9 West 57th Street

New York, New York 10019

J.P. Morgan Securities Inc.

270 Park Avenue

New York, New York 10017

As representatives of the several Underwriters

Ladies and Gentlemen:

BHP Billiton Finance (USA) Limited, a company incorporated in the Commonwealth of Australia (the “Company”), proposes to issue and sell US$625,000,000 aggregate principal amount of its 5.125% Senior Notes due 2012 and US$750,000,000 aggregate principal amount of its 5.40% Senior Notes due 2017 (together, the “Fixed Rate Securities”) and US$ 875,000,000 aggregate principal amount of its Senior Floating Rate Notes due 2009 (the “Floating Rate Securities” and together with the Fixed Rate Securities, the “Securities”). The Securities will be issued pursuant to the Indenture, dated as of April 17, 2003 (the “Indenture”), among the Company, BHP Billiton Limited, a company incorporated in the Commonwealth of Australia (“Limited”), BHP Billiton Plc, a company incorporated under the laws of England and Wales (“Plc”, and together with Limited, the “Guarantors”), and The Bank of New York, as successor trustee (the “Trustee”), which Indenture has been filed as an exhibit to the Registration Statement (as defined below). Pursuant to the Indenture, each of the Guarantors will jointly and severally guarantee the payment of all amounts owing by the Company with respect to the Securities and a guarantee executed by each of the Guarantors (together, the “Guarantees”) will be endorsed on each Security. The Securities will be denominated in U.S. dollars.

Each of the Company and the Guarantors hereby confirms its agreement with the underwriters named in Schedule I hereto (the “Underwriters”) for whom Banc of America Securities LLC (“BAS”) and J.P. Morgan Securities Inc. (“JPM” and together with BAS, the “Lead Managers”) are acting as representatives concerning the purchase of the Securities from the Company (with the benefit of the Guarantees from the Guarantors) by the several Underwriters.

The following terms have the meanings set forth below:

(a)	“Commission” means the U.S. Securities and Exchange Commission.

(b)	“Exchange Act” means the Securites Exchange Act of 1934, as amended.

(c)	“Effective Time” means any date as of which any part of the Registration Statement relating to the Securities became, or is deemed to have become, effective under the Securities Act in accordance with the Rules and Regulations.

(d)	“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Exhibit A to this Agreement.

(e)	“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

(f)	“Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

(g)	“Preliminary Prospectus” means the preliminary prospectus supplement dated March 26, 2007 and the prospectus included in the Registration Statement at the time of its effectiveness that omits Rule 430 Information.

(h)	“Prospectus” means the prospectus relating to the Securities that is included in the Registration Statement in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Securities, including any document incorporated by reference therein and any prospectus or prospectus supplement deemed to be a part thereof that has not been superseded or modified. For purposes of this definition, information contained in a form of prospectus (including a prospectus supplement) that is deemed retroactively to be a part of the Registration Statement pursuant to Rules 430A, 430B or 430C (“Rule 430 Information”) shall be considered to be included in the Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b).

(i)	“Registration Statement” means the registration statement on Form F-3 (File No. 333-141218), including a form of prospectus, relating to the Securities and the Guarantees. The various parts of the Registration Statement and the Rule 462(b) Registration Statement, if any, including all exhibits thereto and (i) the Rule 430 Information, if any, contained in the form of final prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act in accordance with Section 6(a) hereof and (ii) the documents incorporated by reference in the prospectus contained in such registration statement at the time such part of such registration statement became effective, each as amended at the time such part of such registration statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereinafter collectively called the “Registration Statement”.

(j)	“Rule 462(b) Registration Statement” means any abbreviated registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act. Any reference to any reference herein to the term “Registration Statement” shall include such Rule 462 Registration Statement.

(k)	“Rules and Regulations” means the rules and regulations promulgated under the Securities Act.

(l)	“Securities Act” means the U.S. Securities Act of 1933, as amended.

(m)	“Subsidiary” means collectively (i) any entity whose financial statements would be consolidated in the consolidated financial statements of the BHP Billiton Group and (ii) Minera Escondida Limitada, a Chilean corporation 57.5% of the capital of which is indirectly owned by Limited.

(n)	“Time of Sale” means the time when sales of the Securities are first made.

(o)	“Time of Sale Information” means the Preliminary Prospectus, as amended or supplemented prior to the Time of Sale and each General Use Free Writing Prospectus issued at or prior to the Time of Sale.

(p)	“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

Any reference herein to any preliminary prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to the applicable form under the Securities Act, as of the date of such preliminary prospectus or Prospectus, as the case may be. Any reference to any amendment or supplement to any preliminary prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such preliminary prospectus or Prospectus, as the case may be, under the Exchange Act and incorporated by reference in such preliminary prospectus or Prospectus, as the case may be. Any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Guarantors filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement. Any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the Securities in the form in which it is filed with the

Commission pursuant to Rule 424(b) under the Securities Act in accordance with Section 6(a) hereof, including any documents incorporated by reference therein as of the date of such filing.

1. Representations, Warranties and Agreements of each of the Company and the Guarantors. Each of the Company and the Guarantors represents and warrants to, and agrees with, the several Underwriters on and as of the date hereof and the Closing Date (as defined in Section 3(a)) that:

(a) The Registration Statement has been prepared by the Company and the Guarantors in conformity with the requirements of the Securities Act and the Rules and Regulations and has been filed by the Company and the Guarantors with the Commission. The Registration Statement and any amendments thereto, each in the form heretofore delivered to the Underwriters, including all documents incorporated by reference therein, has become effective under the Securities Act.

(b) The Registration Statement is an “automatic shelf registration statement” as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company or the Guarantors. No stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for that purpose or pursuant to Section 8A of the Securities Act against the Company or the Guarantors or related to the offering are pending before or threatened by the Commission.

(c) At the Effective Time, the Registration Statement did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. At the Effective Time, the Registration Statement and the Prospectus did comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable Rules and Regulations. At the Effective Time and on the Closing Date, the Indenture did or will conform in all material respects with the applicable requirements of the Trust Indenture Act and the rules and regulations of the Commission thereunder. At the Effective Time, the Prospectus did not or will not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph 1(c) do not apply (A) to statements or omissions in the Registration Statement or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein or (B) to that part of the Registration Statement that constitutes the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act, of the Trustee.

(d) The documents incorporated by reference in the Registration Statement, Time of Sale Information or Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Any further documents so filed and incorporated by reference in the Registration Statement, Time of Sale Information or Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) As of the Time of Sale, neither (i) any Time of Sale Information nor (ii) any Limited Use Free Writing Prospectus, when considered together with the Time of Sale Information, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the Closing Date, neither (i) the Time of Sale Information and the Prospectus (collectively, the “General Disclosure Package”) nor (ii) any individual Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, will include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding two sentences do not apply to statements in or omissions from any prospectus included in the Registration Statement or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Lead Managers specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described in Section 16 of this Agreement.

(f) Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities or until any earlier date that the Company notified or notifies the Lead Manager as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, (i) the Company has promptly notified or will promptly notify the Lead Managers and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Lead Managers specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described in Section 16 of this Agreement.

(g) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities and at the date of this Agreement, neither the Company nor any Guarantor was an “ineligible issuer,” as defined in Rule 405. The Guarantors are well-known seasoned issuers as defined under the Securities Act in connection with the offering of the Guarantees. The Company and the Guarantors have paid the registration fee for this offering pursuant to Rule 456(b)(1) under the Securities Act or will pay such fees within the time period required by such rule (without giving effect to the proviso therein) and in any event prior to the Closing Date.

(h) Each of the Company and Limited has been duly incorporated, is not in liquidation under Australian federal law or the laws of Victoria, and has the corporate power and authority to own its property and to conduct its business as described in the Registration Statement, Time of Sale Information and the Prospectus.

(i) Plc has been duly incorporated and organized as a public limited company, is not in liquidation under the laws of England and Wales, and has the corporate power and authority to own its property and to conduct its business as described in the Registration Statement, Time of Sale Information and the Prospectus.

(j) Each of the Subsidiaries other than the Company has been duly organized under the laws of its respective jurisdiction of organization and has the requisite power and authority to carry on its business as it is currently being conducted and to own lease and operate its properties as described in the Registration Statement, Time of Sale Information and the Prospectus. Each of the Subsidiaries other than the Company is authorized to do business as a foreign corporation in each jurisdiction where the operation, ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so authorized would not have a material adverse effect on the condition, financial or otherwise, or on the earnings, business or operations of the Guarantors and the Subsidiaries, taken as a whole (a “Material Adverse Effect”).

(k) No authorization, approval, consent or order of, or filing with, any court or governmental body or agency or any third party is necessary in connection with the transactions contemplated by this Agreement, the Indenture, the Securities or the Guarantees except such as may be required by the National Association of Securities Dealers, Inc. (“NASD”) or have been obtained and made under the Securities Act, the Trust Indenture Act or state securities or blue sky laws or regulations.

(l) The Guarantors obtain representations, twice each year, from management of the Subsidiaries to confirm they maintain a system of internal accounting controls sufficient to provide reasonable assurance that its published financial statements are not materially misstated. The Guarantors’ internal controls are designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable financial reporting standards and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(m) Except as otherwise described in the Registration Statement, Time of Sale Information and the Prospectus, to the knowledge of the Guarantors, there is no strike, labor dispute, slowdown or stoppage pending against the Company, the Guarantors or any of the Subsidiaries, that could reasonably be expected to have a Material Adverse Effect.

(n) Except as otherwise described in the Registration Statement, Time of Sale Information and the Prospectus there is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, pending against or affecting the Company, the Guarantors or any of the Subsidiaries, or any of their respective properties, which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect.

(o) This Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantors.

(p) The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by each of the Company and the Guarantors and is a valid and binding agreement of each of the Company and the Guarantors, enforceable in accordance with its terms subject, to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and (ii) rights of acceleration, if any, and the availability of equitable remedies may be limited by equitable principles of general applicability.

(q) The Securities have been duly authorized by the Company and on the Closing Date, will have been duly executed by the Company and will conform in all material respects to the description thereof in the Time of Sale Information and the Prospectus. When the Securities are issued and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, the Securities will be entitled to the benefits of the Indenture, and will be valid and binding obligations of the Company, enforceable in accordance with their terms subject to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and (ii) rights of acceleration, if any, and the availability of equitable remedies may be limited by equitable principles of general applicability.

(r) The Guarantees have been duly authorized and, when endorsed on the Securities in accordance with the provisions of the Indenture, will be valid and binding obligations of the Guarantors, enforceable in accordance with their terms subject to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and (ii) rights of acceleration, if any, and the availability of equitable remedies may be limited by equitable principles of general applicability.

(s) The execution and delivery by each of the Company and the Guarantors of, and the performance by each of the Company and the Guarantors of its obligations under, this Agreement, the Indenture and, in the case of the Company, the Securities and, in the case of the Guarantors, the Guarantees will not contravene, any provision of applicable law (except such contravention of law which individually or in the aggregate would not have a Material Adverse Effect) or the Constitution of the Company or Limited or the Memorandum and Articles of Association of Plc or any agreement or other instrument binding upon the Company or any of the Guarantors or any of the Subsidiaries (except with respect to such agreements and instruments such contravention which individually or in the aggregate would not have a Material Adverse Effect) or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Guarantors or any Subsidiary (except with respect to such judgments, orders or decrees, such contravention which individually or in the aggregate would not have a Material Adverse Effect) and all consents, approvals, authorizations and orders of, and qualifications with, all governmental bodies and agencies required for the performance by the Company and the Guarantors of their obligations under this Agreement, the Indenture, in the case of the Company, the Securities, and, in the case of the Guarantors, the Guarantees, except such as may be required by the securities or Blue Sky laws of the various states of the United States in connection with the offer and sale of the Securities, have been made or obtained.

(t) Each of KPMG and KPMG Audit Plc is an independent certified public accountant with respect to the consolidated financial statements of Limited, Plc and their respective subsidiaries (the “BHP Billiton Group”) as of and for the two years ended June 30, 2006 and the six months ended December 31, 2005 and 2006 as required by the Securities Act and the Rules and Regulations and the Public Company Acccounting Oversight Board (United States). The historical financial statements (including the related notes and supporting schedules) contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus comply in all material respects with the applicable requirements under the Securities Act. All financial statements (historical or pro forma) that are required to be included in the Registration Statement, the Time of Sale Information and the Prospectus (including, without limitation, as required by Rule 3-05 of Regulation S-X under the Securities Act) are included as required. Such financial statements for the six months ended December 31, 2005 and 2006 have been prepared in accordance with International Financial Reporting Standards and such financial statements for the two years ended June 30, 2006 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union in existence at that time, in each case consistently applied throughout the periods covered thereby and fairly present the financial position of the entities purported to be covered thereby at the respective dates indicated and the results of their operations and their cash flows for the respective periods indicated. The financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus are derived from the accounting records of the combined BHP Billiton Group, Limited and its subsidiaries and Plc and its subsidiaries and in each case fairly present the information purported to be shown thereby.

(u) There has not occurred any material adverse change, or any development which will involve a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Guarantors and the Subsidiaries, taken as a whole, from that set forth in the Registration Statement, Time of Sale Information and the Prospectus.

(v) Each prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the Rules and Regulations.

(w) Except as otherwise described in the Registration Statement, Time of Sale Information and the Prospectus, none of the Guarantors nor any Subsidiary is in violation of any law or regulation of any country in which they operate relating to occupational safety and health or to the storage, handling or transportation of hazardous or toxic materials, except any such violation of law or regulation which would not, singly or in the aggregate, result in a Material Adverse Effect.

(x) None of the Company or the Guarantors is an “affiliate” of any member of the National Association of Securities Dealers, Inc. (“NASD”). As used herein, the term “affiliate” shall have the meaning assigned to such term in NASD Rule 2720(b)(1).

(y) None of the Company nor the Guarantors is required to register as an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended.

2. Purchase of the Securities.

(a) On the basis of the representations, warranties and agreements contained herein, and subject to the terms and conditions set forth herein, the Company agrees to issue and sell to each of the Underwriters, severally and not jointly, and each of the Underwriters, severally and not jointly, agrees to purchase from the Company, the principal amount of Securities set forth opposite the name of such Underwriter on Schedule I hereto at the purchase price and on the other terms set forth in Schedule II hereto.

(b) The Company shall not be obligated to deliver any of the Securities except upon payment for all of the Securities to be purchased as provided herein. The Company acknowledges and agrees that the Underwriters may sell Securities to any affiliate of an Underwriter and that any such affiliate may sell Securities purchased by it to an Underwriter.

(c) The Company and the Guarantors acknowledge and agree that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Securities and Guarantees contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, neither the Lead Managers nor any other Underwriter is advising the Company, the Guarantors or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction with respect to the transactions contemplated hereby. The Company and the Guarantors shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company with respect thereto. Any review by the Underwriters of the Company or the Guarantors, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company and the Guarantors.

3. Delivery of and Payment for the Securities.

(a) Delivery of and payment for the Securities shall be made at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, 10036, or at such other place as shall be agreed upon by the Lead Managers, on behalf of the Underwriters, and the Company, at 9:00 a.m., New York time, on March 29, 2007, or at such other time or date, not later than seven full business days thereafter, as shall be agreed upon by the Lead Managers and the Company (such date and time of payment and delivery being referred to herein as the “Closing Date”).

(b) On the Closing Date, payment of the purchase price for the Securities shall be made to the Company by wire transfer of immediately available funds, or by such other means as the parties hereto shall agree prior to the Closing Date, against delivery to the Underwriters of the certificates evidencing the Securities. Time shall be of the essence, and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligations of the Underwriters hereunder. Upon delivery, the Securities shall be in global form, registered in such names and in such denominations as the Lead Managers on behalf of the Underwriters shall have requested in writing not less than two full business days prior to the Closing Date. The Company agrees to make one or more global certificates evidencing the Securities available for inspection by the Lead Managers on behalf of the Underwriters in New York, New York at least 24 hours prior to the Closing Date.

4. Representations, Warranties and Agreements of each of the Underwriters.

(a) Each Underwriter represents and agrees severally and not jointly, that (i) it has not made or invited, and will not make or invite, an offer of the Securities or the Guarantees for issue or sale in Australia (including an offer or invitation which is received by a person in Australia), and (ii) it has not distributed or published, and will not distribute or publish, the Prospectus or any other offering material or advertisement relating to the Securities or the Guarantees in Australia, unless the minimum aggregate consideration payable by each offeree is at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act and such action complies with all applicable laws and regulations.

(b) Each Underwriter represents and agrees severally and not jointly that (i)(A) it is a person whose ordinary activities involve it acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (B) it has not offered or sold and will not offer or sell any Securities other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Securities would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the Company; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the Securities in circumstances in which section 21(1) of the FSMA does not apply to the Company or the Guarantors; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

(c) In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees severally and not jointly, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

(i)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(iii)	in any other circumstances which do not require the publication by the Company or any Guarantor of a prospectus pursuant to Article 3 of the Prospective Directive.

For the purposes of this provision, the expression “offer of the Securities to the public” in relation to any of the Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered to as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(d) Each Underwriter represents and agrees that it will make the Prospectus publicly available in the capital markets in the United States.

(e) The Lead Managers agree, severally and not jointly, that they will ensure that the underwriters offer the Securities (i) to at least 10 persons, each of whom is carrying on a business of providing finance or investing or dealing in securities in the course of operating in a financial market, and is not known to be an associate (as defined in section 128F(9) of the Income Tax Assessment Act 1936 of Australia (the “Australian Tax Act”)) of any other persons to whom the offer is made by the Underwriter under this sub-paragraph (e)(i); or (ii) in such other manner as which satisfies section 128F(3) of the Australian Tax Act. Such offers will be made within 30 days of the Underwriters being unconditionally obliged to offer the Securities for sale.

(f) Each Underwriter represents and warrants that it is and will be acting as a Underwriter in the course of carrying on a business of providing finance, or investing or dealing in securities in the course of operating in financial markets and, except as disclosed to the Company, it is not, so far as it is aware, an “associate” of any other Underwriter within the meaning of the Australian Tax Act.

(g) Each Underwriter represents and agrees that, in connection with the primary distribution of the Securities, it will not (directly or indirectly) sell Securities to any person if, at the time of such sale, any employee of the Underwriter making the offer, effecting the sale or otherwise directly involved in the sale knew or had reasonable grounds to suspect that, as a result of such sale, any Securities (or an interest in any Securities) was being, or would be, acquired (directly or indirectly) by an Offshore Associate (as defined below) other than in the capacity of a dealer, manager or underwriter in relation to the placement of those Securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of an Australian registered scheme. For the avoidance of doubt, if an Underwriter does not know, or does not have reasonable grounds to suspect, that a person is an associate of the Company or one of the Guarantors, nothing in this paragraph (g) obliges that Underwriter to make positive inquiries of that person to confirm that person is not an Offshore Associate.

In this paragraph, “Offshore Associate” means an associate (as defined in section 128F(9) of the Australian Tax Act) of the Company or one of the Guarantors that is either a non-resident of Australia that does not acquire the Securities in carrying on a business at or through a permanent establishment in Australia, or a resident of Australia that acquires the Securities at or through a permanent establishment outside Australia.

(h) Each Underwriter will provide to the Company, within 14 days of receipt of a request from the Company, such information as is reasonably required for the purposes of assisting the Company to demonstrate (to the extent necessary) that the public offer test under section 128F of the Income Tax Assessment Act 1936 of Australia has been satisfied, but no Underwriter is obliged to disclose the identity of the purchaser or potential purchaser of any Securities or any information from which such identity might or would be capable of being ascertained, or any information the disclosure of which would be contrary to or prohibited by any relevant law, regulation or directive or any confidentiality agreement binding upon an Underwriter.

(i) Each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Lead Managers, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission.

5. Conditions of Underwriters’ Obligations. The several obligations of the Underwriters hereunder are subject to the following conditions:

(a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the Securities Act and the Rules and Regulations and in accordance with Section 6(a) hereof. If the Company has elected to rely upon Rule 462(b), the Rule 462(b) Registration Statement shall have become effective by the date of this Agreement. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose or pursuant to Section 8A under the Securities Act shall have been initiated or threatened by the Commission. The Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of a Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 6(a) hereof. All requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction.

(b) Prior to the Closing Date,

(i)	there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any surveillance or review for a possible change which surveillance or review includes an indication that the direction of such possible change will be negative, in the rating accorded any of the Guarantors’ or the Company’s securities by Standard & Poor’s Inc. or Moody’s Investors Services Inc.; and

(ii)	there shall not have occurred any change, or any development which will involve a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations, of the Guarantors and their subsidiaries, taken as a whole, from that set forth in the Time of Sale Information and the Prospectus, that, in the reasonable judgment of the Lead Managers, is material and adverse and that makes it, in the reasonable judgment of the Lead Managers, impracticable to market the Securities on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Prospectus.

(c) The Underwriters shall have received on the Closing Date:

(i)	a certificate, dated the Closing Date and signed by a Director of the Company,

(ii)	a certificate, dated the Closing Date and signed by an executive officer of Limited and

(iii)	a certificate, dated the Closing Date and signed by an executive officer of Plc,

in each case to the effect set forth in clause (b)(i) above with respect to the Company’s or the Guarantors’ securities, as applicable, and to the effect that the representations and warranties of the Company, Limited or Plc, as applicable, contained in this Agreement are true and correct as of the Closing Date and that the Company, Limited or Plc, as applicable, has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied on or before the Closing Date.

The Director, officer or officers signing and delivering such certificates may rely upon the best of his or their knowledge after reasonable inquiry.

(d) The Underwriters shall have received on the Closing Date an opinion of Anthony Austin, Senior Counsel of the Guarantors, dated the Closing Date, in substantially the form of Exhibit B hereto.

(e) The Underwriters shall have received on the Closing Date an opinion of Jeremy Thomas, Counsel of Plc, dated the Closing Date, in the form of Exhibit C hereto.

(f) The Underwriters shall have received on the Closing Date an opinion of Denton Wilde Sapte, special English Counsel for Plc, dated the Closing Date, in the form of Exhibit D hereto.

(g) The Underwriters shall have received on the Closing Date an opinion Allens Arthur Robinson, special Australian taxation counsel for the Company and Limited, dated the Closing Date, in the form of Exhibit E hereto.

(h) The Underwriters shall have received on the Closing Date an opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, special United Kingdom taxation counsel for the Company and the Guarantors, and an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special United States taxation counsel for the Company, each dated the Closing Date, in the form of Exhibit F hereto.

(i) The Underwriters shall have received on the Closing Date an opinion and letter of Skadden, Arps, Slate, Meagher & Flom LLP, special United States counsel for the Company and the Guarantors, dated the Closing Date, in the form of Exhibit G hereto.

(j) The Underwriters shall have received on the Closing Date an opinion of Jones Day, United States counsel for the Underwriters, dated the Closing Date, with respect to the transactions contemplated hereby in form and substance reasonably satisfactory to the Lead Managers.

(k) On the date hereof, KPMG and KPMG Audit Plc, each independent accountants for the BHP Billiton Group, shall have furnished to the Underwriters a letter, dated the date hereof, in form and substance satisfactory to the Lead Managers, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Time of Sale Information, the Prospectus and the Registration Statement.

(l) On the Closing Date, KPMG and KPMG Audit Plc shall have furnished to the Underwriters a letter, dated the Closing Date, to the effect that they reaffirm the statements made in the letter furnished pursuant to paragraph (k) of this Section, except that the “cut-off” date referred to shall be a date not more than three business days prior to the Closing Date.

(m) The Indenture shall have been duly executed and delivered by each of the Company, the Guarantors and the Trustee, the Securities shall have been duly executed and delivered by the Company, the Guarantees shall have been duly executed and delivered by the Guarantors and the Securities shall have been duly authenticated by the Trustee.

(n) The issue and sale of the Securities shall not violate the provisions of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or the Guarantors.

(o) Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the over-the-counter market shall have been suspended or materially limited, or minimum prices shall have been established on any such exchange or market by the Commission, by any such exchange or by any other regulatory body or governmental authority having jurisdiction, or trading in any securities of the Company on any exchange or in the over-the-counter market shall have been suspended or (ii) a general moratorium on commercial banking activities shall have been declared by U.S. federal or New York state authorities or (iii) an outbreak or escalation of hostilities or a declaration by the United States of a national emergency or war or (iv) a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in the United States shall be such) the effect of which, in the case of clauses (iii) and (iv), is, in the judgment of the Lead Managers, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the sale or the delivery of the Securities on the terms and in the manner contemplated by this Agreement and in the Prospectus (exclusive of any amendment or supplement thereto).

6. Further Agreements of each of the Company and the Guarantors. In further consideration of the agreements of the Underwriters herein contained, each of the Company and the Guarantors covenants as follows:

(a) To prepare the Prospectus in a form approved (orally or in writing) by you and to file it pursuant to Rule 424(b) under the Securities Act not later than the Commission’s close of business on the second day following the execution and delivery of this Agreement or, if applicable, such other time as may be required by Rule 430A, 430B or 430C under the Act; to make no further amendment or any supplement to the Registration Statement, the Time of Sale Information or Prospectus prior to the Time of Delivery which shall be disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when the Registration Statement, or any amendment thereto, has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed and to furnish you with copies thereof; to file promptly all reports required to be filed by Limited and Plc with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any preliminary prospectus or Prospectus, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the Time of Sale Information or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any preliminary prospectus or Prospectus or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal. The Company and the Guarantors will pay the registration fees for this offering within the time period required by Rule 456(b)(i) under the Securities Act prior to the Closing Date.

(b) Each of the Company and the Guarantors has complied and will comply with Rule 433. Each Issuer Free Writing Prospectus complied in all material respects with Rule 433 and has been, or will be, filed to the extent required in accordance with such rule. Each of the Company and the Guarantors represents and agrees that, unless it obtains the prior consent of the Lead Managers, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission.

(c) If the Company elects to rely upon Rule 462(b), the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

(d) To furnish to each of the Underwriters, without charge, two copies of the Registration Statement (including exhibits thereto) and, during the period mentioned in paragraph (f) below, as many copies of the Prospectus (and any supplements and amendments thereto) and any documents incorporated by reference therein or to the Registration Statement as the Underwriters may reasonably request.

(e) Before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Prospectus, the Company will furnish to the Lead Managers a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement for review and will not use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Lead Managers reasonably objects.

(f) If, during such period after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters the Prospectus is (or but for the exemption in Rule 172 under the Securities Act would be required by law to be) delivered in connection with sales by an Underwriter or dealer, any event shall occur as a result of which it is necessary to amend or supplement the Time of Sale Information and the Prospectus in order to make the statements therein, in the light of the circumstances when the Time of Sale Information and the Prospectus is delivered to a purchaser, not misleading, or if it is necessary to the Time of Sale Information or amend or supplement the Time of Sale Information or the Time of Sale Information and the Prospectus to comply with law, forthwith to prepare and, subject to paragraph (e) above, file with the Commission (to the extent required), and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Lead Managers will furnish to the Company and the Guarantors) to which Securities may have been sold by the Underwriters and to any other dealers upon request, either amendments or supplements to the Time of Sale Information or the Prospectus so that the statements in the Time of Sale Information and the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Time of Sale Information and the Prospectus, as so amended or supplemented, as the case may be, will comply with law.

(g) To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Lead Managers shall reasonably request (provided that in connection therewith none of the Company and the Guarantors shall be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction) and to pay all expenses (including fees and disbursements of counsel) in connection with such qualification and in connection with (i) the determination of the eligibility of the Securities for investment under the laws of such jurisdictions as the Lead Managers may designate and (ii) any review of the offering of the Securities by the NASD.

(h) As soon as practicable to make generally available to the Security holders and to deliver to the Underwriters an earning statement of each of Limited and Plc (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations.

(i) Prior to the Closing Date, not to offer, sell, contract to sell or otherwise dispose of:

(i)	any debt securities (including, without limitation, any guarantee of debt securities) of the Guarantors or any subsidiary of the Guarantors;

(ii)	warrants to purchase debt securities of the Guarantors or any subsidiary of the Guarantors substantially similar to the Securities

(other than (i) the Securities and (ii) commercial paper issued in the ordinary course of business), in each case in the United States or Europe or to any resident of the United States or Europe (including corporations and other entities organized under the laws of the United States or any European country but not including a permanent establishment of such corporations or other entity located outside the United States and Europe), without the Lead Managers’ prior written consent.

(j) Whether or not any sale of Securities is consummated, to pay all expenses incident to the performance of its obligations under this Agreement, including: (i) the preparation and filing of the Registration Statement, the Time of Sale Information (to the extent required) and the Prospectus and all amendments and supplements thereto (including the Commission’s registration fee), (ii) the preparation, issuance and delivery of the Securities and the Guarantees, (iii) the fees and disbursements of the Company’s and the Guarantors’ various counsel, including their United States, United Kingdom and Australian counsel, each of their auditors and the auditors of the combined BHP Billiton Group, (iv) the fees and disbursements of the Trustee and its counsel, (v) the printing and delivery to the Underwriters in quantities as herein above stated of copies of the Registration Statement and all amendments thereto and of the Time of Sale Information and the Prospectus and any amendments or supplements thereto, (vi) any fees charged by rating agencies for the rating of the Securities, (vii) fees and expenses incurred in connection with the registration or qualification of the Securities and Guarantees under the securities laws or Blue Sky laws of any states of the United States, (viii) reasonable fees and expenses incurred in connection with the roadshows to market the Securities, and (ix) reasonable out-of-pocket expenses incurred by the Underwriters in connection with the transactions contemplated by this Agreement, provided that the Underwriters shall be responsible for the fees and expenses of Jones Day.

(k) In connection with the offering of the Securities, until the Lead Managers on behalf of the Underwriters shall have notified the Company of the completion of the distribution of the Securities, not to, and to cause its affiliated purchasers (as defined in Regulation M under the Exchange Act) not to, either alone or with one or more other persons, bid for or purchase, for any account in which it or any of its affiliated purchasers has a beneficial interest, any Securities, or attempt to induce any person to purchase any Securities; and not to, and to cause its affiliated purchasers not to, make bids or purchase for the purpose of creating actual, or apparent, active trading in or of raising the price of the Securities.

(l) To apply the net proceeds from the sale of the Securities as set forth in the Time of Sale Information, Registration Satement and the Prospectus under the heading “Use of Proceeds”.

(m) The Company and the Guarantors will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

7. Indemnification and Contribution.

(a) Each of the Company and the Guarantors jointly and severally agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls such Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities, joint or several (including, without limitation, any legal or other expenses reasonably incurred by any Underwriter or any such controlling person in connection with defending or investigating or preparing to defend against or appearing as a third party witness in connection with any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, any Time of Sale Information, any Issuer Free Writing Prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities were caused by any such untrue statement or omission of a material fact or alleged untrue statement or omission to state therein a material fact based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Lead Managers expressly for use therein.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Company and the Guarantors and their respective directors, officers and authorized representatives who sign the Registration Statement and each person, if any, who controls the Company or the Guarantors within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company and the Guarantors to such Underwriter, but only with reference to information set forth in Section 16 of this Agreement relating to such Underwriter, furnished to the Company or the Guarantors in writing by such Underwriter through the Lead Managers expressly for use in the Registration Statement, any Issuer Free Writing Prospectus, Time of Sale Information, the Prospectus or any amendments or supplements thereto.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either clause (a) or (b) above, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Lead Managers, in the case of parties indemnified pursuant to clause (b) above, and by the Company or the Guarantors, in the case of parties indemnified pursuant to clause (a) above. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, such consent shall not be unreasonably withheld, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this clause (c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) The obligations of the Company, the Guarantors and the Underwriters in this Section 7 are in addition to any other liability that the Company, the Guarantors and the Underwriters, as the case may be, may otherwise have, including in respect of any breaches of representations, warranties and agreements made herein by any such party.

(e) If the indemnification provided for in clause (a) or (b) above is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities, or action in respect thereof, referred to therein, then each indemnifying party under such clause, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Guarantors on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantors on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by or on behalf of the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate public offering price of the Securities. The relative fault of the Company and the Guarantors on the one hand and of the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Guarantors or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the respective principal amounts of Securities they have purchased hereunder, and not joint.

(f) The Company, the Guarantors and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 7 were determined by pro-rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in clause (e) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities, or action in respect thereof, referred to in clause (e) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

8. Submission to Jurisdiction; Appointment of Process Agent.

(a) Each of the Company and the Guarantors agrees that any legal suit, action or proceeding brought by any Underwriter or any person controlling any Underwriter arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in any U.S.federal or state court sitting in New York City and irrevocably submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding. Each of the Company and the Guarantors irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Each of the Company and the Guarantors agrees that a final judgment in any such suit, action or proceeding shall be conclusive and binding upon itself and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Company and the Guarantors has irrevocably appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011, as its agent (the “Process Agent”) to accept and acknowledge, on behalf of the Company or the Guarantors, as applicable, service of copies of the summons and complaint and any other process which may be served in any such suit, action or proceeding brought and shall deliver to the Lead Managers written evidence satisfactory to the Lead Managers that the Process Agent has been duly empowered to so act. Each of the Company and the Guarantors agrees that service of process upon the Process Agent and written notice of said process mailed or delivered to the Company, Limited or Plc, as the case may be, to the address provided in Section 15 shall be deemed in every respect effective service of process upon the Company, Limited or Plc, as the case may be, in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Company, Limited or Plc, as the case may be. Each of the Company and the Guarantors agree to take all action as may be necessary to continue the appointment of CT Corporation as Process Agent in full force and effect. Each of the Company and the Guarantors agrees to have at all times a Process Agent for the above purposes in New York City and to irrevocably appoint promptly another Process Agent satisfactory to the Lead Managers (and to deliver to the Lead Managers written evidence satisfactory to the Lead Managers of such appointment) if CT Corporation shall cease to act as Process Agent for the Company, Limited or Plc, as applicable. Nothing herein shall affect the right of any Underwriter or any person controlling any Underwriter to serve process in any manner permitted by law or limit the right of any Underwriter or any person controlling any Underwriter to bring proceedings against the Company, Limited or Plc in the courts of any jurisdiction or jurisdictions.

(b) Each of the Company and the Guarantors agrees that any amount required to be paid by the Company or the Guarantors hereunder shall be payable in U.S. dollars and its obligation to make any such payment shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment in any other currency, except to the extent that such tender or recovery shall result in the full amount of U.S. dollars expressed to be payable being received. The obligations of the Company and the Guarantors to make U.S. dollar payments shall be enforceable as an alternative or additional cause of action for the purpose of recovery in U.S. dollars of the amount, if any, by which such actual receipt shall fall short of the full amount of U.S. dollars expressed to be payable. Each of the Company and the Guarantors agrees that, if for the purpose of obtaining judgment in any proceeding relating to its obligations hereunder, it is necessary to convert a sum payable by the Company or the Guarantors in U.S. dollars, the rate of exchange used shall be the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the business day immediately preceding that on which final judgment is given.

9. Effectiveness and Termination. This Agreement shall become effective upon the execution of this Agreement. The obligations of the Underwriters hereunder may be terminated by the Underwriters by notice given by the Lead Managers on behalf of the Underwriters to and received by the Company and the Guarantors prior to delivery of and payment for the Securities if, prior to that time, any of the events described in Sections 5(b)(i), 5(b)(ii), 5(n) or 5(o) in this Agreement shall have occurred and be continuing.

10. Defaulting Underwriters. If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Securities that it or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Securities set forth opposite their respective names in Schedule I bears to the principal amount of Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as the Lead Managers may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such principal amount of Securities without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or underwriters shall fail or refuse to purchase Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Lead Managers and the Company for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company or the Guarantors. In any such case either the Lead Managers or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and in the Prospectus or in any other documents or arrangements may be effected. Any action taken under this Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

11. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Company, Limited, Plc and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except as provided in Section 7 with respect to affiliates, officers, directors, employees, representatives, agents and controlling persons of the Company, the Guarantors and the Underwriters. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section 11, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

12. Underwriters’ Expenses. If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company or any of the Guarantors to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company or any of the Guarantors shall be unable to perform its obligations under this Agreement, the Company will pay all expenses as set forth in Section 6(j), including reimbursement of the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, of all out-of-pocket expenses reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder. Each of the Guarantors agrees, jointly and severally, to make on behalf of the Company any payments required to be made but not made by the Company to the Underwriters pursuant to this Section 12.

13. GST. If Australian Goods and Services Tax (“GST”) is payable on a taxable supply (as defined in Section 195-1 of the A New Tax System (Goods and Services Tax) Act 1999 (C’th) (the “GST Act”)) under this Agreement, the party receiving that taxable supply shall, in addition to the amounts or other consideration otherwise to be provided under this Agreement, pay to the party making the taxable supply the amount of the GST for which the party making the taxable supply is liable in respect of that taxable supply. Where the Company is required under this Agreement to reimburse the Underwriters for an expense incurred by the Underwriters to a third party, the amount of that reimbursement shall be reduced by the input tax credit (as defined by Section 195-1 of the GST Act) to which the Underwriters are entitled in respect of an acquisition to which the expense relates. An Underwriter may also recover any GST for which it becomes liable as a result of the receipt of such reimbursement. If GST is payable on a taxable supply, then the party paying for that taxable supply is not required to pay any amount in respect of that taxable supply unless it has first received a tax invoice (as defined by Section 195-1 of the GST Act) for that taxable supply. If a party (for the avoidance of doubt, including any of the Underwriters) is or becomes a member of a GST Group (as defined in Section 195-1 of the GST Act), references in this Section 13 to an amount of GST to which a party making a taxable supply or receiving a reimbursement is liable, or to an input tax credit to which the Underwriters are entitled, include an amount of GST, or an input tax credit to which the Representative Member (as defined in Section 195-1 of the GST Act) of the relevant GST Group is liable, or is entitled, as the case may be.

14. Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Guarantors and the Underwriters contained in this Agreement or made by or on behalf of the Company, the Guarantors or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination or cancellation of this Agreement or any investigation made by or on behalf of any of Company, the Guarantors or the Underwriters or any of their respective affiliates, officers, directors, employees, representatives, agents or controlling persons.

15. Notices, etc. All statements, requests, notices and agreements hereunder shall be in writing, and:

(a) if to the Underwriters, shall be delivered or sent by mail or telecopy transmission to:

(i) Banc of America Securities LLC, 40 West 57th Street, 27th Floor, New York, New York 10019, Attention: High Grade Capital Markets Transaction Management (telephone no. (646) 313-8798) (fax no. (212) 901-7881);

(ii) J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017 Attention: High Grade Syndicate Desk (8th Floor (telephone no. (212) 834-4533) (fax no. (212) 834-6081);

(b) if to the Company, shall be delivered or sent by mail or telecopy transmission to: 180 Lonsdale Street, Melbourne, Victoria, 3001, Australia (telecopier no.(61-3) 9609-3289 and (61-3) 9609-3512);

(c) if to Limited, shall be delivered or sent by mail or telecopy transmission to 180 Lonsdale Street, Melbourne, Victoria, 3001, Australia (telecopier no. (61-3) 9609-3289 and (61-3) 9609-3512); or

(d) if to Plc, shall be delivered or sent by mail or telecopy transmission to Verheeskade 25, 2521 BE the Hague, The Netherlands (telecopier no. 31 70 315 6638);

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof. The Company shall be entitled to act and rely upon any request, consent, notice or agreement given or made on behalf of the Underwriters by the Lead Managers.

16. Underwriters’ Information. The parties hereto acknowledge and agree that the Underwriters’ information consists solely of the following information in the Prospectus Supplement, dated the date hereof: (a) the last paragraph on the front cover page concerning the terms of the offering by the Underwriters and (b) the statements concerning the Underwriters contained in the (i) the first paragraph, (ii) the second sentence in the third paragraph and (iii) the last paragraph under the sub-heading “Underwriting - The Distribution”.

17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, provided that all matters governing the authorization and execution of this Agreement by the Company and Limited shall be governed by the laws of the Commonwealth of Australia and, provided further, that all matters governing the authorization and execution of this Agreement by Plc shall be governed by the laws of England and Wales.

18. Counterparts. This Agreement may be executed in one or more counterparts (which may include counterparts delivered by telecopier) and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

19. Amendments. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

20. Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to us a counterpart hereof, whereupon this instrument will become a binding agreement between the Company and the several Underwriters in accordance with its terms.

Very truly yours,

BHP BILLITON FINANCE (USA) LIMITED

By:	/s/ WILLEM MURRAY
Name:	W. Murray
Title:	Authorised Signatory

By:	/s/ ANDREW CORNFIELD
Name:	A. Cornfield
Title:	Authorised Signatory

BHP BILLITON LIMITED

By:	/s/ WILLEM MURRAY
Name:	W. Murray
Title:	Authorised Signatory

By:	/s/ ANDREW CORNFIELD
Name:	A. Cornfield
Title:	Authorised Signatory

BHP BILLITON Plc

By:	/s/ WILLEM MURRAY
Name:	W. Murray
Title:	Authorised Signatory

By:	/s/ ANDREW CORNFIELD
Name:	A. Cornfield
Title:	Authorised Signatory

Underwriting Agreement

Accepted as of the date hereof on behalf of itself and each of the several Underwriters by:

BANC OF AMERICA SECURITIES LLC

By: BANC OF AMERICA SECURITIES LLC

By:	/s/ LILY CHANG
Authorized Signatory

J.P. MORGAN SECURITIES INC.

By: J.P. MORGAN SECURITIES INC.

By:	/s/ JOSE PADILLA
Authorized Signatory

Underwriting Agreement

SCHEDULE I

Underwriters	Principal Amount of 5.125%Fixed Rate Securities due 2012	Principal Amount of 5.40%Fixed Rate Securities due 2017	Principal Amount of Floating Rate Securities due 2009
Banc of America Securities LLC	$225,000,000	$270,000,000	$315,000,000
J.P. Morgan Securities Inc	$225,000,000	$270,000,000	$315,000,000
Citigroup Global Markets Inc	$93,750,000	$112,500,000	$131,250,000
RBC Capital Markets Corporation	$25,000,000	$30,000,000	$35,000,000
ABN AMRO Incorporated	$18,750,000	$22,500,000	$26,250,000
Deutsche Bank Securities Inc	$18,750,000	$22,500,000	$26,250,000
Royal Bank of Scotland Plc	$18,750,000	$22,500,000	$26,250,000

Total	$625,000,000	$750,000,000	$875,000,000

SCHEDULE II

Fixed Rate Securites

Title of Securities:	5.125% Senior Fixed Rate Securities due 2012	5.40% Senior Fixed Rate Securities due 2017
Aggregate Principal Amount:	$625,000,000	$750,000,000

Price to Public:	99.974% of face amount	99.687% of face amount

Purchase Price by the Underwriters:	99.624% of face amount	99.237% of face amount

Maturity:	March 29, 2012	March 29, 2017

Coupon:	5.125%	5.40%

Interest Payment Dates:	March 29 and September 29, commencing September 29, 2007	March 29 and September 29, commencing September 29, 2007

Settlement:	March 29, 2007 (T+3)	March 29, 2007 (T+3)

Floating Rate Securities

Title of Securities:	Senior Floating Rate Securities due 2009
Aggregate Principal Amount:	$875,000,000

Price to Public:	100% of face amount

Purchase Price by the Underwriters:	99.900% of face amount

Maturity:	March 27, 2009

Coupon:	3 Month LIBOR Telerate plus 0.03%

Interest Payment Dates:	March 27, June 27, September 27 and December 27, commencing June 27, 2007

Settlement:	March 29, 2007 (T+3)

EXHIBIT A

General Use Free Writing Prospectuses

1)	Term Sheets for the Securities attached hereto

Filed pursuant to Rule 433

Registration No. 333–141218

March 26, 2007

Pricing Details on BHP Billiton Senior 5.125% Fixed Rate Notes due March 29, 2012

Issuer:	BHP Billiton Finance (USA) Limited

Size:	$625,000,000

Coupon:	5.125%

Maturity:	March 29, 2012

Price to public:	99.974% of face amount

Yield	5.131%

Spread:	0.65%

Treasury Spot:	100-20 (4.481%)

Proceeds (before expenses) to Issuer	$624,837,500

Interest Payment Dates:	March 29 and September 29, commencing September 29, 2007

Day Count Convention:	30/360

Trade Date;	March 26, 2007

Settlement Date:	March 29, 2007 (T+3)

Denominations:	$2,000 x $1,000

CUSIP:	055451AD0

Joint Bookrunners:	Banc of America Securities LLC Tel : toll free 1-800-294-1322 J.P.Morgan Securities Inc. Tel: collect 212 834-4533

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities toll free at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 212 834-4533.

Filed pursuant to Rule 433

Registration No. 333–141218

March 26, 2007

Pricing Details on BHP Billiton Senior 5.40% Fixed Rate Notes due March 29, 2017

Issuer:	BHP Billiton Finance (USA) Limited

Size:	$750,000,000

Coupon:	5.40%

Maturity:	March 29, 2017

Price to public:	99.687% of face amount

Yield	5.441%

Spread:	0.85%

Treasury Spot:	100-8+ (4.591%)

Proceeds (before expenses) to Issuer	$747,652,500

Interest Payment Dates:	March 29 and September 29, commencing September 29 , 2007

Day Count Convention:	30/360

Trade Date;	March 26, 2007

Settlement Date:	March 29, 2007 (T+3)

Denominations:	$2,000 x $1,000

CUSIP:	055451AF5

Joint Bookrunners:	Banc of America Securities LLC Tel : toll free 1-800-294-1322 J.P.Morgan Securities Inc. Tel: collect 212 834-4533

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities toll free at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 212 834-4533 .

Filed pursuant to Rule 433

Registration No. 333–141218

March 26, 2007

Pricing Details on BHP Billiton Senior Floating Rate Notes due March 27, 2009

Issuer:	BHP Billiton Finance (USA) Limited

Size;	$875,000,000

Maturity:	March 27, 2009

Coupon:	3 Month LIBOR Telerate plus 0.03%

Price to Public:	100% of face amount

Proceeds (before expenses) to Issuer:	$875,000,000

Interest Payment and Reset Dates:	March 27, June 27, September 27 and December 27, commencing June 27, 2007

Day Count Convention;	Actual/360

Trade Date:	March 26, 2007

Settlement Date:	March 29, 2007 (T+3)

Denominations:	$2,000 x $1,000

CUSIP:	055451AE8

Joint Bookrunners:	Banc of America Securities LLC Tel: toll free 1-800-294-1322 J.P.Morgan Securities Inc. Tel: collect 212 834-4533

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities toll free at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 212 834-4533

EXHIBIT B Form of Opinion of Senior Counsel of the Company and the Guarantors

March [    ], 2007

Banc of America Securities LLC

9 West 57th Street

New York, New York 10019

J.P. Morgan Securities Inc.

270 Park Avenue, 8th Floor

New York, New York 10017 USA

As representatives of the several Underwriters

Dear Sirs

BHP BILLITON FINANCE (USA) LIMITED (THE “ISSUER”) USD [•] [•] PER CENT. SENIOR NOTES DUE [•] AND USD [•] SENIOR NOTES DUE [•] (TOGETHER THE “NOTES”), FULLY AND UNCONDITIONALLY GUARANTEED BY BHP BILLITON LIMITED (THE “COMPANY”) AND BHP BILLITON PLC (“PLC”)

I am Senior Counsel of BHP Billiton Limited and BHP Billiton Plc and have advised BHP Billiton Finance (USA) Limited (the “Company”) and BHP Billiton Limited and BHP Billiton Plc (together, the “Guarantors”) in connection with the several purchases by you of US$[    ] principal amount of the Company’s [    ]% Senior Notes Due [    ] and US$    ] principal amount of the Company’s Senior Notes due [    ] (together the “Securities”) pursuant to the Underwriting Agreement, dated March [            ], 2007, among the Company, the Guarantors and you (the “Underwriting Agreement”). Terms defined in the Underwriting Agreement have the same meaning in this opinion.

For the purpose of this opinion, I have examined such corporate records, certificates and other documents as I have considered necessary and I have made such inquiries of officers of the Company and the Guarantors and its subsidiaries as I have considered necessary and appropriate.

1.	(i)	each of the Company and Limited has been duly incorporated, is not in liquidation under Australian federal law, and has the corporate power to own or lease its properties and conduct its business as described in the Prospectus;

	(ii)	all of the issued shares of capital stock of the Company is beneficially owned, directly or indirectly, by Limited free and clear of all liens, encumbrances, equities or claims, except for any lien, encumbrance, equity or claim arising under the Constitution of the Company in respect of partly paid shares issued to the Guarantors or any of their wholly-owned direct or indirect subsidiaries;

(iii)	the Securities have been duly authorised and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will be entitled to the benefits of the Indenture and will be valid and binding obligations of the Company, enforceable in accordance with their terms subject to (A) bankruptcy, insolvency, fraudulent conveyance, reorganisation, moratorium and similar laws affecting or relating to creditors’ rights generally, and (B) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability;

(iv)	the Guarantee endorsed on the Securities pursuant to the Indenture has been duly authorised, and when executed, and when the Securities are executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters, the Guarantee will be a valid and binding obligation of Limited, enforceable in accordance with its terms subject to (A) bankruptcy, insolvency, fraudulent conveyance, reorganisation, moratorium and similar laws relating to or affecting creditors’ rights generally and (B) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability;

(v)	the Underwriting Agreement and the Indenture have been duly authorised, executed and delivered by the Company and Limited;

(vi)	the compliance by the Company and Limited with and the performance of all of the provisions of the Underwriting Agreement, the Indenture and, with respect to the Company, the Securities and, with respect to Limited, the Guarantee; and the consummation of the transactions contemplated in the Underwriting Agreement will not result in any violation of the provisions of the Company’s or Limited’s Constitution or any provision of Australian federal or state laws, or any order, rule or regulation of any Australian federal or state court or any Australian federal or state governmental agency or body to which the Company, Limited, or any of their respective properties is subject or the listing requirements of the Australian Stock Exchange Limited;

(vii)	no consent, approval, authorisation, order, registration or qualification of or with any Australian federal or state court or any Australian federal or state governmental authority, agency or body or the Australian Stock Exchange Limited is required for the issue or sale, pursuant to the terms of the Underwriting Agreement, by the Company of the Securities or by Limited of the Guarantee and the consummation of the transactions contemplated by the Underwriting Agreement, provided that I express no opinion as to the matters covered by the opinion of Allens Arthur Robinson, special Australian counsel referred to in the Underwriting Agreement;

(viii)	the Registration Statement, and the filing with the Commission, have been duly authorised by the Company and Limited, and the Registration Statement has been executed pursuant to such authorisation on behalf of the Company and Limited;

(ix)	the Underwriters will, notwithstanding that they are not residents, citizens or corporations of the Commonwealth of Australia or do not maintain permanent establishments therein, be entitled to have access as plaintiff to appropriate courts within Australia for the enforcement of rights against the Company and Limited under, and to the extent provided in, the Underwriting Agreement (subject to (A) the discretion of such courts to decline to exercise jurisdiction on grounds of inconvenience where a foreign court could do justice between the parties at substantially less inconvenience in terms of the location of parties, witnesses and relevant events, and expense, and where the plaintiff would not be unjustly deprived of a legitimate personal or juridical advantage by a decision not to exercise jurisdiction and (B) the possible requirements of providing security as to costs and indemnities for malicious or wrongful action), and such courts would give effect to the choice of New York law as the proper law of the Underwriting Agreement;

(x)	any judgment in respect of the Underwriting Agreement obtained against the Company or Limited in the Supreme Court of the State of New York or in the United States District Court for the Southern District of New York will in the normal course give rise to a cause of action in a court in Victoria which action should enable the person in whose favour the judgment has been rendered to obtain a fresh judgment in the courts of Victoria without re-examination or re-litigation of any matter adjudicated therein, assuming that the judgment (A) is not inconsistent with public policy in Victoria (and I am not aware of any such policy which would prevent recognition of such a judgment), (B) was not given or obtained by fraud or duress or in a manner contrary to natural justice, (C) is not directly or indirectly for the payment of taxes or other charges of a like nature or of a fine or other penalty, (D) was of a “court of competent jurisdiction” of the State of New York or the United States of America, as applicable, (E) has not been wholly satisfied, (F) is final and conclusive between the parties, and (G) is for a fixed sum;

(xi)	there are no applicable laws of Australia or laws of the State of Victoria that would limit the ability of the Company or Limited (A) to submit to the non-exclusive jurisdiction of any federal or state court sitting in New York City or (B) to waive any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding brought in such a court or any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum;

(xii)	the compliance by the Company and Limited with and the performance of all of the provisions of the Indenture and the Underwriting Agreement and, with respect to the Company, the Securities and, with respect to Limited, the Guarantee and the consummation of the transactions contemplated therein or in the Underwriting Agreement will not result in a material breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or Limited pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or Limited is a party or is otherwise bound or to which any of the property or assets of the Company or Limited is subject; and

(xiii)	the statements (A) in the Base Prospectus under the captions “The BHP Billiton Group”, “BHP Billiton Finance (USA) Limited” and “Description of Debt Securities”, (B) in the Prospectus Supplement under the captions “Description of Notes” and “Underwriting”, and (C) in the Annual Report on Form 20-F for Limited and Plc for the fiscal year ended June 30, 2006 (which Annual Report is incorporated by reference into the Prospectus) in (i) Item 4.C “Information on the Company – Organisational Structure” (in such case to the extent that they relate to the Constitution of Limited), (ii) Item 8.A “Financial Information - Financial Statements - Legal Proceedings” (in such case to the extent that they refer to legal proceedings relating to Limited or any of its subsidiaries), and (iii) Item 10.B “Additional Information – Constitution” (in such case to the extent that they relate to the Constitution of Limited), in each case insofar as such statements constitute matters of Australian law or a summary of documents (except for BHP Billiton Plc’s Articles of Association, on which I express no opinion) or legal proceedings, have been reviewed by me and fairly present the matters referred to therein.

2. In providing this opinion, I have made the following assumptions :

(i)	I have assumed due compliance with all matters of the laws of the State of New York and of the United States of America, so far as such laws are applicable.

(ii)	I have assumed that the Indenture and the Underwriting Agreement have been validly executed and delivered by, and are binding upon, all the parties thereto other than the Company and Limited.

(iii)	I have assumed that all signatures on documents examined by me are genuine and that all copies of documents examined by me conform to the originals.

(iv)	I have assumed for the purposes of paragraphs 1(vi) and (vii) of this opinion that all the provisions contained in Section 4 of the Underwriting Agreement are, and will be, strictly complied with.

3. This opinion must be read subject to the following qualifications:

(i)	My opinion is limited to the laws of the State of Victoria and of the Commonwealth of Australia and the procedures applicable therein as at the date hereof. To the extent that the laws of the State of New York or the federal laws of the United States of America, or the laws of any other jurisdiction outside Australia, may be relevant to the validity, binding effect or enforceability of the acts, documents, or instruments, matters or things referred to herein, I have assumed where relevant that all such acts, documents, instruments, matters and things are not invalid or unenforceable under or by virtue of such laws.

(ii)	This opinion is not to be taken to imply that a court in Australia will necessarily grant any remedy, the availability of which is subject to equitable considerations, or which is otherwise in the discretion of the court. In particular, the remedies of injunction and specific performance are discretionary and will not normally be ordered in respect of a monetary obligation where damages would be an adequate remedy. The remedies of injunction and specific performance may not necessarily be ordered by a court in Victoria in relation to acts outside the territorial limits of Victoria or an Australian court in relation to acts outside the territorial limits of the Commonwealth of Australia.

(iii)	This opinion is subject to any laws from time to time in effect relating to bankruptcy, liquidation, insolvency, receivership, official management, reorganisation, moratoria, court schemes and similar laws (including statues imposing limitation periods within which suits, actions or proceedings can be brought) generally affecting the enforcement of creditors’ rights.

(iv)	I have relied, where reasonable, as to certain matters of fact, on certificates and opinions of officers of the Company, the Guarantors and their subsidiaries.

(v)	In a court in Australia, the provisions of the Indenture permitting the Trustee to make determinations and conferring powers of enforcement upon the Trustee may be subject to requirements that such determinations or actions be taken reasonably and in good faith.

(vi)

Although I believe it to be likely that an Australia court would give, in respect of an obligation due in a currency other than Australian dollars, a judgment expressed in that other currency, it is not yet clearly established that this is so and as a result it is possible that an Australian court would give, in respect of such an obligation, a judgment expressed in

Australian dollars converted from that other currency at the rate of exchange applicable on the date for payment.

(vii)	I express no opinion as to any matters related to Australian or Victorian taxation laws.

(viii)	I express no opinion on any provision of the Indenture, the Underwriting Agreement or the Securities requiring written amendments or waivers of such provisions insofar as such provisions suggests that oral or other modifications, amendments or waivers could not be effectively agreed upon or granted by or between the parties or their agents.

(ix)	A court may determine in its discretion the extent of enforceability of any provision of the Underwriting Agreement, the Indenture or the Securities which provides for or, as the case may be, requires:

(x)	payment of any amount which may be unenforceable as a penalty;

(xi)	severability of any provision;

(xii)	a currency indemnity;

(xiii)	any calculation, determination or certificate to be conclusive and binding, if such calculation, determination or certificate is fraudulent or manifestly inaccurate or has an unreasonable or untrue basis;

(xiv)	a discretion, if such discretion is exercised unreasonably; or

(xv)	an indemnity for legal costs incurred by an unsuccessful litigant;

(xvi)	and I express no opinion on any such provision or provisions.

In connection with my opinion set forth in paragraph 1(xiii) above, I have, with your approval, relied as to certain matters on information obtained from and supplied to me by other officers of the Company and the Guarantors.

This opinion is rendered to you at the request of the Company and the Guarantors.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by or furnished to any other person without my prior written consent.

Yours faithfully,

Anthony H. Austin

Senior Counsel

EXHIBIT C Form of Opinion of Jeremy Thomas, Counsel of Plc

our ref:	JST
tel:	020 7802 4000
direct fax:	020 7802 3048

Banc of America Securities LLC

J.P. Morgan Securities Inc.

As representatives of the several Underwriters

[    ] March, 2007

Dear Sirs

BHP BILLITON FINANCE (USA) LIMITED (THE “ISSUER”) USD [    ] SENIOR FLOATING RATE NOTES DUE [    ] AND USD [    ] [    ]% SENIOR NOTES DUE [    ] (THE “NOTES”) , FULLY AND UNCONDITIONALLY GUARANTEED BY BHP BILLITON PLC (THE “COMPANY”) AND BHP BILLITON LIMITED (“LIMITED”)

1	Introduction

1.1	Basis of instructions

I am Counsel to the Company in connection with the arrangements (the Arrangements) entered into by the Company under the Documents (defined below) in connection with the issuance of the Notes by the Issuer. I am a Solicitor of the Supreme Court of England and Wales at the date hereof and my opinion is given solely in respect of the laws of England at the date hereof.

1.2	Documents covered by this opinion

This opinion relates to the following documents (the Documents):

(a)	a Form F-3 registration statement under the U.S. Securities Act of 1933, Registration No. 333- (the Registration Statement);

(b)	a base prospectus (the Base Prospectus) dated 12 March 2007 in respect of the Notes, as supplemented by a prospectus supplement, dated [ ] March 2007 (the Prospectus Supplement and, together with the Base Prospectus, the Prospectus);

(c)	an underwriting agreement (the Underwriting Agreement) dated [ ] March 2007 between the Issuer, the Company and Limited as guarantors and Banc of America Securities LLC and J.P. Morgan Securities Inc as representatives of the several Underwriters;

(d)	an indenture (the Indenture) dated 17 April 2003 between the Issuer, the Company and Limited as guarantors and The Bank of New York as successor trustee;

(e)	the Notes; and

(f)	the form of the guarantee (the Guarantee) to be given by the Company set out in section 205 of the Indenture.

1.3	Documents reviewed

For the purpose of issuing this opinion I have reviewed the following documents:

(a)	the Documents;

(b)	the final draft dated March [ ], 2007 of a legal opinion prepared by Skadden, Arps, Slate, Meagher & Flom LLP in respect of the Issuer, the Company, Limited, the Notes and the Guarantees;

(c)	the final draft dated [ ] March 2007 of a legal opinion prepared by Denton Wilde Sapte in respect of the Company, the Notes and the Guarantees;

(d)	a copy of the Memorandum and Articles of Association of the Company as in force as at the date of this opinion (the Constitutional Documents);

(e)	a copy of the minutes of the meeting of the board of directors of the Company and of a committee thereof held on [ ] March 2007 and [ ] March 2007 respectively (the Board Resolutions); and

(f)	a certificate of the Company Secretary of the Company dated [ ] March 2007 (the Secretary’s Certificate).

1.4	Searches and enquiries

On [ ] March 2007 I carried out a telephone enquiry at the Central Registry of Winding Up Petitions at the Companies Court in respect of the Company. I have not undertaken any other searches or enquiries for the purposes of this opinion.

1.5	Scope and purpose of the opinion

This opinion is confined to matters of English law (as applied by the English courts) as at today’s date. I express no opinion on the laws of any other jurisdiction or on the laws of the European Union as they affect any jurisdiction other than England. I have made such examination of the laws of England as in my judgement is necessary for the purposes of this opinion. I do not, however, purport to be qualified to pass upon, and express no opinion herein as to, the laws of any jurisdiction other than those of England.

2	Assumptions

The opinions set out in paragraph 3 of this letter are given on the basis of the following assumptions:

2.1	That all original documents supplied to me are complete, authentic and up to date, all copies of documents supplied to me are complete and conform to the originals and all signatures on all documents supplied to me are genuine.

2.2	That, where a Document has been examined by me in draft or specimen form, it will be executed in that draft or specimen form.

2.3	That each Document is within the capacity and powers of and has been validly authorised, executed and delivered by each party other than the Company.

2.4	That each Document constitutes valid and legal obligations binding on and enforceable against the parties thereto (and is not subject to avoidance by any person) under all applicable laws and in all applicable jurisdictions.

2.5	That each of the Documents to which the Company is a party have been entered into in the commercial interests of the Company and that the directors have exercised their powers in accordance with their duties under all applicable laws.

2.6	That the distribution of the Prospectus or any other circulars, documents or communications relating to the Notes and all offers, sales, allotments and deliveries of the Notes have been and will be made in conformity with the provisions of the Underwriting Agreement.

2.7	That statements contained in the Board Resolutions and the Secretary’s Certificate are true, accurate and complete at all relevant times.

2.8	That the information disclosed by the enquiry referred to in paragraph 1.4 of this letter was accurate and that there has been no alteration in the status or condition of the Company since the date of that enquiry and no additional matters would have been disclosed by that enquiry being carried out at any later time.

3	Opinion

Based on the assumptions set out in paragraph 2 of this letter and subject to the reservations set out in paragraph 4 of this letter, I am of the opinion that:

3.1	the Company has been duly incorporated as a public limited company in England and, to the best of my knowledge, is not in liquidation under English law;

3.2	the Company has the requisite corporate power and authority to own or lease its properties and conduct its business as described in the Time of Sale Information (as defined in the Underwriting Agreement) and the Prospectus;

3.3	the Underwriting Agreement and the Indenture have been duly authorised, executed and delivered by the Company;

3.4	the Guarantee has been duly authorised by the Company;

3.5	the compliance by the Company with and the performance of all of the provisions of the Underwriting Agreement, the Indenture and the Guarantee and the consummation of the transactions contemplated therein will not result in any violation of the provisions of the Constitutional Documents;

3.6	the Registration Statement and the filing of the Registration Statement with the U.S. Securities and Exchange Commission have been duly authorised by the Company and, pursuant to such authorisation, the Registration Statement has been duly executed by the Company;

3.7	except as otherwise disclosed in the Time of Sale Information (as defined in the Underwriting Agreement) and the Prospectus, to the best of my knowledge, information and belief, there are no legal or governmental proceedings to which the Company is party or of which any property of the Company is the subject that are existing or threatened, as to which there is a reasonable possibility of a determination adverse to the Company and which if decided adversely to the Company would be individually or in the aggregate materially adverse to the Company and its subsidiaries, taken as a whole;

3.8	except as otherwise disclosed in the Time of Sale Information (as defined in the Underwriting Agreement) and the Prospectus, to the best of my knowledge, information and belief, there are no legal or governmental proceedings to which any subsidiary of the Company is a party or of which any property of any such subsidiary is the subject that are existing or threatened, as to which there is a reasonable possibility of a determination adverse to such subsidiary and which if decided adversely to such subsidiary would be individually or in the aggregate materially adverse to the Company and its subsidiaries, taken as a whole;

3.9	to the best of my knowledge, information and belief, the compliance by the Company with and the performance by the Company of its obligations under the Indenture, the Guarantee and the Underwriting Agreement and the consummation by the Company of the transactions therein contemplated will not result in a material breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement or other like agreement or instrument to which the Company is a party or is otherwise bound or to which any of the material property or assets of the Company is subject; and

3.10

the statements in the Annual Report on Form 20-F of Limited and the Company for the fiscal year ended June 30, 2006 (which Annual Report is incorporated by reference into the Prospectus) in (i) Item 4.C “Information on the Company – Organisational Structure” (in such case to the extent that they relate to the Articles of Association of the Company), (ii) Item 8.A “Financial Information - Financial Statements - Legal Proceedings” (in such case to the extent that they refer to legal proceedings relating to the Company or any of its subsidiaries), and (iii) Item 10.B “Additional Information – Constitution” (in such case to the extent that they relate to the Articles of Association of the Company), in each case insofar as such statements constitute matters of English law or a summary of documents or legal proceedings, have been reviewed by myself and, to the best of my knowledge, information and belief, fairly present the matters referred to therein.

4	Reservations

The opinions set out in paragraph 3 of this letter are subject to the following reservations:

4.1	I express no opinion as to the enforceability of any Document.

4.2	I have relied, where reasonable, as to certain matters of fact on certificates and opinions of officers of the Company (including without limitation the Secretary’s Certificate).

4.3	With regard to my opinion at paragraph 3.1 of this letter that the Company is not to the best of my knowledge in liquidation under English law, the enquiry at the Central Registry of Winding Up Petitions referred to in paragraph 1.4 of this letter is not capable of revealing conclusively whether or not a winding up petition for a compulsory winding up has been presented, as details of the petition may not have been entered on the records of the Central Registry of Winding Up Petitions in time to be disclosed by my enquiry or, in the case of a petition presented to a County Court, may not have been notified to the Central Registry and entered on such records at all.

5	Addressees only

This opinion is addressed to and is solely for the benefit of the addressees in relation to the Arrangements and, except with my prior written consent, is not to be:

(a)	transmitted or disclosed to or used or relied upon by any other person; or

(b)	used or relied upon for any other purpose,

save that I consent to this opinion being transmitted to and relied upon by Denton Wilde Sapte in connection with its opinion to be delivered in connection with the Arrangements.

This opinion is given on condition that it is governed by English law and that any action or proceeding based on the opinion is subject to the exclusive jurisdiction of the English courts.

Yours faithfully

Jeremy Thomas

EXHIBIT D Form of Opinion of Denton Wilde Sapte, Special English Counsel for Plc

The Addressees listed in Schedule 4

Dear Sirs

BHP BILLITON FINANCE (USA) LIMITED (THE “ISSUER”) US$ [•] [•]PER CENT. SENIOR NOTES DUE [•] (THE “[•] NOTES”) AND US$ [•] [•] PER CENT. SENIOR NOTES DUE [•] (THE “[•] NOTES” AND, TOGETHER WITH THE [•] NOTES, THE “NOTES”), FULLY AND UNCONDITIONALLY GUARANTEED BY BHP BILLITON PLC (THE “COMPANY”) AND BHP BILLITON LIMITED

1.	Introduction

1.1.	Basis of instructions

We have acted as English legal advisers to the Company in connection with the arrangements (the Arrangements) entered into by the Company under the Opinion Documents in connection with the issuance of the Notes by the Issuer. We are lawyers qualified and practising under the laws of England at the date hereof and our opinion is given solely in respect of the laws of England at the date hereof.

1.2.	Documents covered by this opinion

This opinion relates to the following documents (the Documents):

(a)	a Form F-3 registration statement under the U.S. Securities Act of 1933, Registration No. [•] (the Registration Statement);

(b)	an underwriting agreement (the Underwriting Agreement) dated [ ] March 2007 between the Issuer, the Company and BHP Billiton Limited as guarantors and Banc of America Securities LLC and J.P. Morgan Securities Inc. as representatives of the several underwriters (together, the Underwriters);

(c)	an indenture (the Indenture) dated 17 April 2003 between the Issuer, the Company and BHP Billiton Limited as guarantors and The Bank of New York as successor trustee;

(d)	the form of guarantee to be given by the Company set out in section 205 of the Indenture; and

(e)	the Notes

(the Documents at paragraphs (b), (c) and (d) above being the Opinion Documents).

1.3.	Documents reviewed

For the purpose of issuing this opinion we have reviewed only the documents referred to in Schedule 1 (Documents).

1.4.	Scope and purpose of the opinion

This opinion is confined to matters of English law (as applied by the English courts) as at today’s date. We express no opinion on the laws of any other jurisdiction or on the laws of the European Union as they affect any jurisdiction other than England.

This opinion is given on the basis of the assumptions set out in Schedule 2 (Assumptions) and is subject to the qualifications set out in Schedule 3 (Qualifications).

This opinion is addressed to and is solely for the benefit of the addressees in relation to the Arrangements and, except with our prior written consent, is not to be:

(a)	transmitted or disclosed to or used or relied upon by any other person; or

(b)	used or relied upon for any other purpose,

save that we consent to this opinion being transmitted to and relied upon by Jeremy Thomas, in-house counsel to the Company, in connection with his opinion to be delivered in connection with the Arrangements.

This opinion is given on condition that it is governed by English law and that any action or proceeding based on the opinion is subject to the exclusive jurisdiction of the English courts.

2.	Opinion

We are of the opinion that:

2.1	Legal, valid, binding and enforceable obligations

Based in particular on the Assumption set out at paragraph 4 of Schedule 2, the obligations expressed to be assumed by the Company in the Opinion Documents constitute legal, valid, binding and enforceable obligations of the Company.

2.2	Non-conflict with laws

The execution and delivery of, the performance by the Company of its obligations under, and the compliance by the Company with the provisions of, the Opinion Documents will not conflict with, violate or result in a breach of any applicable English law, statute, or rule or regulation having the force of law, to which the Company is subject.

2.3	Approvals and consents

No consents, licences, approvals or authorisations of any governmental or other authority or agency of or in England are required by law or regulation applicable to English companies generally in relation to or in connection with the execution and delivery by the Company of the Opinion Documents or the performance by the Company of the obligations expressed to be assumed by it in the Opinion Documents.

2.4	Registrations and filings

No registrations or filings with any governmental or other authority or agency of or in England are required by law or regulation applicable to English companies generally in relation to or in connection with the execution and delivery by the Company of the Opinion Documents or the performance by the Company of the obligations expressed to be assumed by it in the Opinion Documents.

2.5	Underwriters will be able to bring an action in English courts

Subject to the matters referred to in our Qualification at paragraph 10 of Schedule 3, the Underwriters will, notwithstanding that they are not residents, citizens or companies incorporated under the laws of England and Wales and do not maintain permanent establishments in the United Kingdom, be entitled to have access as claimants to the appropriate courts within England for the enforcement of rights against the Company under, and to the extent provided in, the Underwriting Agreement without any restrictions on such entitlement which are not generally applicable to companies incorporated under the laws of England and Wales, subject to such discretion as the English courts may have to make an order against the Underwriters to provide security for costs.

2.6	Choice of law

The choice of the laws of the State of New York to govern the Opinion Documents is a valid choice of law.

2.7	Acceptance of jurisdiction by English courts

In the event that the Company is sued in England or Wales by one of the other parties to the agreements which comprise the Opinion Documents in connection with any such agreement, the English court will, in the absence of an applicable exclusive jurisdiction clause to the contrary, be compelled to accept jurisdiction by virtue of the Brussels, Lugano and San Sebastian Conventions on jurisdiction and the enforcement of judgments in civil and commercial matters (“the Conventions”) and Council Regulation (EC) No. 44/2001 of 22nd December 2000.

In the event that any of the parties to the agreements which comprise the Opinion Documents brings proceedings against any other such party in connection with such agreements in any state which is a signatory to any of the Conventions, the English court must (notwithstanding any exclusive jurisdiction clause to the contrary) stay any proceedings brought subsequently concerning the same cause of action and involving the same parties as the first set of proceedings until the jurisdiction of the court first seised has been established.

In all other instances, the English courts would accept jurisdiction in respect of the Opinion Documents, subject to the matters referred to in our Qualification at paragraph 10 of Schedule 3.

2.8	Submission to jurisdiction

Based in particular on the Assumption set out at paragraph 4 of Schedule 2:

(a)	the submissions of the Company, set out in section 115 of the Indenture and section 8 of the Underwriting Agreement, to the non-exclusive jurisdiction of any Federal or State court instituted in the Borough of Manhattan, New York City (each such court a New York Court); and

(b)	the waivers by the Company, set out in section 115 of the Indenture and section 8 of the Underwriting Agreement, of any objection that the Company may now or in future have to the laying of any proceeding before a New York Court in connection with the Notes or the Opinion Documents are valid under English law.

2.9	Enforceability of judgments

A person seeking to enforce in England a judgment in personam of a New York Court (a New York Judgment) must commence a claim in the English court on the New York Judgment within the relevant statutory limitation period. The English court will enforce the New York Judgment if:

(i)	the New York Judgment is final and conclusive, i.e. it is not liable to be abrogated or varied by the New York Court that pronounced it. If the New York Judgment is subject to an appeal, it remains final and conclusive, but the English court is likely to impose conditions on its enforcement in England to protect the interests of those with the right of appeal;

(ii)	the New York Judgment is for a fixed sum of money;

(iii)	the New York Court is as a matter of English law a court of competent jurisdiction for the purposes of rendering the New York Judgment; and

(iv)	none of the matters referred to in our Qualification at paragraph 9 of Schedule 3 apply.

Yours faithfully

Denton Wilde Sapte

– Schedule 1 -Documents

DOCUMENTS

For the purposes of this opinion we have reviewed originals or certified copies of the following documents:

1	The Documents.

2	The final draft of the legal opinion dated [ ] March 2007 prepared by Skadden, Arps, Slate, Meagher & Flom LLP in respect of the Issuer, the Notes and the Guarantees (the Skadden, Arps, Slate, Meagher & Flom Opinion).

3	The final draft of the legal opinion dated [ ] March 2007 prepared by Jeremy Thomas, in-house counsel to the Company in respect of the Notes (the Plc Opinion).

– Schedule 2 - Assumptions

In this opinion we have made the following assumptions. We have made no independent investigation of the accuracy of the assumptions.

1	That all original documents supplied to us are complete, authentic and up to date, and that all copy documents supplied to us are complete and conform to the originals.

2	That, where a Document has been examined by us in draft or specimen form, it will be executed in that draft or specimen form.

3	That each Document is within the capacity and powers of and has been validly authorised, executed and delivered by each party thereto (including the Company) and that the Plc Opinion is correct in all respects.

4	That:

(a)	each Document constitutes valid and legal obligations binding on and enforceable against the parties thereto (and is not subject to avoidance by any person); and

(b)	each express submission to jurisdiction, and each express waiver of any objection that that party may now or in future have to laying of venue of any proceeding, by a party contained in the Documents constitutes a valid and legal submission or waiver (as the case may be) by that party (and is not subject to avoidance by any person)

under all applicable laws other than the laws of England and Wales and in all applicable jurisdictions other than the jurisdiction of England and Wales; and that insofar as any of such deeds, instruments, agreements and other documents falls to be performed in any jurisdiction other than England and Wales its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction; and that the Skadden, Arps, Slate, Meagher & Flom Opinion is correct in all respects.

5	The consent, licence, approval or authorisation (other than any consent, licence, approval or authorisation required by the Company in England, in relation to which we refer you to our opinion in paragraph 2.3 of this letter) of any person which is required in relation to the Arrangements, the execution and delivery of the Documents and the performance and observation of the terms thereof by the parties thereto has been obtained at the date of this opinion.

6	That no party to any of the Documents has entered into any Documents in consequence of bad faith or fraud, coercion, duress, misrepresentation or undue influence or on the basis of a mistake of fact or law or believing any Documents to be fundamentally different in substance or in kind from what it is.

7	That at the time each Document was entered into no party who can take the benefit of this opinion was on actual notice of any prohibition or restriction on any of the other parties to the Documents entering into them (nor did any such party deliberately refrain from making enquiries in circumstances where it had any suspicion of such matters).

8	That no petition to wind up or for the making of an administration order in relation to the Company has been presented; that no notice of any meeting to pass a resolution to wind up the Company has been issued; and that no receiver or administrative receiver has been appointed to any of the assets or undertaking of the Company.

9	That no foreign law affects this opinion.

10	That, in causing the Company to enter into the Documents, the directors of the Company acted in good faith and for the purpose of carrying on the Company’s business and in the belief that entering into the document was in its own best interests. This is a matter of fact on which we express no opinion.

11	That the Company was not unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 at the time it entered into any Documents and will not as a consequence of entering into such a document become unable to pay its debts.

12	That all information relevant to the Company and the transactions contemplated by the Documents has been disclosed to us for the purpose of this opinion and can be relied upon by us as true and accurate in all respects and that there exists no other arrangement between the parties to the Documents which modify or supersede the Documents in any manner.

13	That the Documents have been entered into, all covenants therein complied with and each of the transactions referred to herein and therein carried out by each of the parties thereto in good faith, for the purpose of carrying on its respective business, for its respective benefit and on arm’s length commercial terms.

14	That, to the extent any opinion is expressed in relation to any matter occurring after the date hereof, the law as at the date hereof remains unchanged and that the Assumptions and the Reservations continue to apply.

15	That no request will be made to admit any Note to trading on a regulated market situated or operating in the United Kingdom, and that no public offer has been or will be made in respect of the Notes in the United Kingdom for the purposes of the Financial Services and Markets Act 2000 (“FSMA”), unless such offering is made pursuant to any of the exemptions set out in section 86(1) of the FSMA.

16	That no steps have been, or will be, taken to have the prospectus contained in the Registration Statement approved as an approved prospectus under Section 87H of the FSMA.

17	That the Company is not an authorised person permitted to accept deposits under the FSMA.

– Schedule 3 - Qualifications

This opinion is subject to the following qualifications:

1	The obligations of the Company are subject to all laws relating to bankruptcy, insolvency and similar procedures affecting generally the rights of creditors and (as the case may be) secured creditors.

2	Notwithstanding any provision in the Documents to the contrary, the terms of any agreement may be varied by oral or written agreement or by the performance of the parties under English law and, accordingly, any such variation or variations would or could affect the effectiveness and enforceability of the relevant Documents.

3	Section 117 of the Stamp Act 1891 may render unenforceable indemnities given by any party to the Documents to another party in respect of United Kingdom stamp duties, if any such duties are imposed on and are payable by such other party.

4	We express no opinion as to any taxation matters, or the rights or remedies of any taxation authority in respect of non-payment of taxes or the failure to comply with law and regulations relating to taxation. For these purposes “taxation” and “taxes” shall include stamp duties and value added tax.

5	No opinion is expressed on matters of fact.

6	We express no opinion as to the validity, binding nature or enforceability in all circumstances of provisions of the Documents which require the parties to reach future agreement with each other.

7	The fact that any transfer of, or payment in respect of, an instrument involving (i) the government of any country which is currently the subject of the United Nations sanctions, (ii) any person or body resident in, incorporated in or constituted under the laws of any such country or exercising public functions in any such country or (iii) any person or body controlled by any of the foregoing, or by any person acting on behalf of any of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented by English law.

8	The term “enforceable”, as used in this opinion, means that the obligations assumed by the Company under the Documents are of the type which are capable of being enforced by an English court and not that they will necessarily be enforced exactly in accordance with their terms. In particular:

(a)	an English court will not necessarily grant any remedy the availability of which is subject to equitable considerations or which is otherwise in the discretion of the court or which is incompatible with the Human Rights Act 1998. In particular, orders for forfeiture, specific performance and injunctions are, in general, discretionary remedies under English law and specific performance is not usually available where damages are considered by the court to be an adequate alternative remedy;

(b)	where obligations are to be performed in a jurisdiction outside England and Wales, they may not be enforceable in England and Wales to the extent that performance would be illegal under the laws or contrary to the exchange control regulations of that jurisdiction;

(c)	the enforcement of the obligations of the parties to the Documents may be limited by the provisions of English law applicable to agreements held to have been frustrated by events happening after their execution;

(d)	failure to exercise a right may result in its waiver;

(e)	a determination, designation, calculation or certificate by any party to a Documents might, in certain circumstances, be held by an English court not to be final, conclusive and binding (if, for example, it could be shown to have been made arbitrarily or in bad faith) notwithstanding the provisions of the relevant Documents;

(f)	any provision of the Documents providing for the payment of additional moneys consequent on the breach of any provision, whether expressed by way of penalty, additional interest, liquidated damages or otherwise, would be unenforceable if such provision were held to be penal in nature and not a genuine and reasonable pre-estimate of the loss likely to be suffered as a result of the breach in question. Should an English court decide that any such provision is penal in nature, the party which is the beneficiary of that provision would not be able to enforce the relevant provision and would only be able to recover damages in respect of any loss suffered by the beneficiary according to normal common law rules;

(g)	under English law, the ability of any party to recover costs in respect of any proceedings in an English court, or to recover interest after judgment on any sum awarded in a judgment of an English court, is limited by law and the rules of procedure as applied by the English courts;

(h)	in some circumstances an English court will not give effect to a provision which provides that, in the event of any invalidity, illegality or unenforceability of any provision of a document, the remaining provisions of the document will not be affected or impaired, particularly if to do so would not accord with public policy or would require that the court make a new contract for the parties;

(i)	claims may become barred under the Limitation Acts (as amended) or may be or become subject to the defences of set-off or counterclaim;

(j)	an English court may refuse to give effect to any provision of the Documents:

(i)	which relates to a payment being made without set-off or counterclaim; or

(ii)	for the payment of expenses in respect of the costs of enforcement (actual or contemplated) or of unsuccessful litigation brought before an English court or where the court has itself made an order for costs; or

(iii)	which would involve the enforcement of foreign revenue or penal laws; or

(iv)	which would be inconsistent with English public policy;

(k)	the effectiveness of terms exculpating a party from a liability or duty otherwise owed are limited by law. The provisions requiring a party to indemnify another for legal costs may not be enforced by an English court if contrary to an order made by the court. Any indemnity obligations imposed by the Documents may not be enforceable insofar as they relate to fines and penalties arising out of matters of civil or criminal liability;

(l)	an English court can give judgments in a currency other than sterling but only if, and to the extent that, the other currency is a currency which most truly expresses the claimant’s loss; and

(m)	an English court may regard a provision on deemed notification or any other provision which deems something to have been done as ineffective to the extent that it is established as a matter of fact that such notification was not effected or that thing not done.

9	A foreign judgment is impeachable under English law if:

(a)	the proceedings in which it was obtained involved a breach of the principles of natural justice as a matter of English law;

(b)	it was obtained by fraud of the party in whose favour it was obtained, or of the foreign court giving it;

(c)	its enforcement would be contrary to English public policy. On the basis that the Assumptions are and will be correct at all material times, we are not aware of any aspect of the Arrangements as set out in the Documents which would in itself cause the enforcement of a foreign judgment given in respect thereof to be contrary to English public policy;

(d)	it is rendered by courts not having jurisdiction in the view of English law to give that judgment (in this regard we refer you to our opinion at paragraph 2.9 of this letter);

(e)	it conflicts with an earlier judgment which gives rise to an estoppel per rem iudicatam under English law;

(f)	it is a judgment for multiple damages (as defined in the Protection of Trading Interests Act 1980) (the 1980 Act);

(g)	it is based on a provision or rule of law specified by the Secretary of State pursuant to the 1980 Act as being concerned with the prohibition or regulation of restrictive trade practices; or

(h)	it is in respect of taxes or in the nature of a fine or other penalty.

10	An English court has the power to order a stay of proceedings on the basis that England is an inappropriate forum (forum non conveniens) if:

(a)	the defendant to the proceedings shows there to be another available forum with competent jurisdiction which is clearly and distinctly more appropriate than England for the trial of the action; and

(b)	it is not unjust that the claimant be deprived of the right to trial in England.

In so determining an English court may have regard to factors affecting convenience or expense (including availability of witnesses and the taking of proceedings in a foreign jurisdiction) and such other factors as the law governing the transaction and the places where the parties reside or carry on business. Where an English court concludes that a foreign court was contractually chosen by the parties (in which regard we refer you to our opinion at paragraph 2.8 of this letter), such choice will be taken by the English court as clear evidence that the foreign court is an available forum and that it is not in principle open to either party to object to the exercise of jurisdiction by the foreign court.

11	No opinion is expressed in this letter as to United Kingdom taxation.

– Schedule 4 - Addressees

Banc of America Securities LLC

9 West 57th Street

New York, New York 10019

J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

As representatives of the several Underwriters

EXHIBIT E Form of Allens Arthur Robinson, Special Australian Taxation Counsel for the Company and Limited

March [    ], 2007

Banc of America Securities LLC and

J.P. Morgan Securities Inc.

As representatives of the several Underwriters

Dear Sirs

BHP Billiton Finance (USA) Limited

Senior Notes

We have acted as Australian Tax Counsel to BHP Billiton Limited (Ltd), BHP Billiton Plc (Plc) and BHP Billiton Finance (USA) Limited (the Company) in connection with the issuance and sale by the Company of US$[*] aggregate principal amount of [*]% senior notes due [*] (the Senior Notes) and US$[*] aggregate principal amount of Senior Floating Rate Notes due [*] (the Floating Rate Notes, and, together with the Senior Notes, the Notes) and the unconditional guarantee of the Notes by each of Plc and Ltd. We refer to the base prospectus in respect of the Notes dated 12 March, 2007 (the Prospectus).

We hereby confirm that, in our opinion:

(a)	the statements in the Prospectus under the caption “Material Tax Consequences – Australian Taxation”, insofar as such statements purport to summarise the Australian law tax consequences of holding the Notes, fairly summarise these matters in all material respects; and

(b)	except as disclosed in the Prospectus, under the applicable Australian Federal or State laws and regulations, no taxes, levies, imposts or charges are required to be deducted or withheld from any payment of interest or principal by the Company or Ltd to residents of the United States in respect of the Notes or Ltd’s guarantee of the Notes, respectively.

Yours sincerely

Allens Arthur Robinson

EXHIBIT F Form of Opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, Special United Kingdom Taxation Counsel for the Company and the Guarantors and Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, Special United States Taxation Counsel for the Company

March [    ], 2007

Banc of America Securities LLC

9 West 57th Street

New York, New York 10019

J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

as Representative of the several Underwriters

Dear Sirs

BHP BILLITON FINANCE (USA) LIMITED

Notes

1)	We have acted as United Kingdom taxation legal counsel to BHP Billiton Finance (USA) Limited (“BHP Billiton Finance”), BHP Billiton Plc and BHP Billiton Limited (together, the “Companies” and each a “Company”) in connection with the issuance and sale by BHP Billiton Finance of the [ ]% Senior Notes due [ ] in an aggregate principal amount of US$ [ ] and the Senior Floating Rate Notes due on [ , ] in an aggregate principal amount of US$[ ] (collectively, the “Notes”) and the unconditional guarantee of the Notes by each of BHP Billiton Plc and BHP Billiton Limited. The Notes are issued under an indenture (the “Indenture”), dated as of 17 April 2003, among BHP Billiton Finance, BHP Billiton Plc, BHP Billiton Limited and The Bank of New York, as successor trustee, and the Officer’s Certificate of BHP Billiton Finance dated March [ ], 2007 setting forth the terms of the Notes, and sold pursuant to an underwriting agreement dated March [ ], 2007 among BHP Billiton Finance, BHP Billiton Limited, BHP Billiton Plc and Banc of America Securities LLC and J.P. Morgan Securities Inc., as representative of the several Underwriters named therein (the “Underwriting Agreement”). We refer to the base prospectus in respect of the Notes dated March 12, 2007 and the prospectus supplement in respect of the Notes dated March [ ], 2007 (together, the “Prospectus”). You have asked that we provide you with a letter confirming that the statements set forth in the Prospectus under the headings “Material Tax Consequences – United Kingdom Taxation” and “Material Tax Consequences – European Union Savings Directive” have been reviewed by us and in our opinion fairly present the matters referred to therein in all material aspects.

2)	In respect of the statements set forth in the Prospectus under the heading “Material Tax Consequences – United Kingdom Taxation” the statements in this letter are limited to the United Kingdom taxation law as applied in practice on the date hereof by HM Revenue and Customs and the English courts. In respect of the statements set forth in the Prospectus under the heading “Material Tax Consequences – European Union Savings Directive” the statements in this letter are limited to the European Union Saving Directive (European Council Directive 2003/48/EC ) regarding the taxation of savings income. We have not considered the laws of any other jurisdiction. We have not advised on, nor been asked to advise on, the United Kingdom tax consequences on any intra group funding arrangements involving the use of the proceeds of the Notes and in particular the deduction of UK income tax from any intra group interest payments with a UK source used to service the Notes.

Assumptions

3)	In considering each of the Prospectus and Indenture and for the purpose of rendering this opinion we have without any enquiry other than as set out in this letter assumed:

(a)	the legal capacity of all natural persons;

(b)	the genuineness of all signatures on, and the authenticity and completeness of, all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic or facsimile copies and the authenticity of the originals of such documents;

(c)	that, where a document has been examined by us in draft or specimen form, it will be or has been executed in the form of that draft or specimen;

(d)	that each Company has assumed its obligations under each of the Underwriting Agreement and Indenture in good faith and for the purpose of carrying out its respective business and that, at the time they were entered into, there were reasonable grounds for believing that to do so would benefit each Company and be in its best interests;

(e)	that each of the Underwriting Agreement and Indenture has been entered into for bona fide commercial reasons and on arm’s length terms by each of the parties thereto and in particular BHP Billiton Plc and BHP Billiton Limited as Guarantors under the Indenture have received adaquate value in consideration for their respective obligations;

(f)	that each of the parties to each of the Underwriting Agreement and Indenture has all corporate and other power and authority to enter into and perform all of its obligations thereunder;

(g)	that each of the Underwriting Agreement and Indenture has been irrevocably delivered by each party thereto and is not subject to any escrow or other similar arrangement;

(h)	the due authorisation by all requisite action, corporate or other, and execution and delivery by each of the parties thereto of each of the Underwriting Agreement and Indenture and the validity and binding effect of such authorisation, execution and delivery under all applicable laws;

(i)	with respect the laws of England all consents, approvals, authorisations or orders necessary under any applicable laws or regulations in order to permit the execution, delivery or performance of each of the Underwriting Agreement and Indenture, have been or will be duly made or obtained within the period permitted by such laws or regulations in order to give effect to such execution, delivery or performance of each of the Underwriting Agreement and Indenture;

(j)	that each of the Underwriting Agreement and Indenture constitutes legal, valid and binding obligations of each of the parties thereto enforceable under all applicable laws;

(k)	that the directors of each party to each of the Underwriting Agreement and Indenture, in authorising the execution of each of the Underwriting Agreement and Indenture to which it is a party, have exercised their powers in accordance with their respective duties under all applicable laws and their respective constitutional documents;

(l)	that the execution, delivery and performance of each of the Underwriting Agreement and Indenture by the parties thereto was a proper and bona fide exercise of their respective directors’ powers and will materially benefit each such party, and be in their respective best interests; and

(m)	that no party to any of the Underwriting Agreement and Indenture is, or will, as a consequence of the transactions contemplated by the Underwriting Agreement or Indenture, become insolvent or unable to pay its debts for the purposes of the Insolvency Act 1986 and that no party to any of the Underwriting Agreement or Indenture has taken any corporate or other action, nor have any steps been taken or legal proceedings been started against any such party for the liquidation, winding up, dissolution, reorganisation or bankruptcy of, or for the appointment of a liquidator, receiver, trustee, administrator, administrative receiver or similar officer of any party to any of the Underwriting Agreement and Indenture or all or any of their assets.

Opinion

4)	On the basis that any payment by BHP Billiton Plc under its guarantee will be under the terms and in accordance with the terms of the guarantee contained in Section 205 of the Indenture, on the basis of our review of the Prospectus and the Indenture, and on the basis of the assumptions and limitations contained in this letter, we are of the opinion that:

(i)	the statements set forth in the Prospectus under the heading “Material Tax Consequences – United Kingdom Taxation” are an accurate summary of the United Kingdom withholding tax position in relation to payments of interest made under BHP Billiton Plc’s guarantee of BHP Billiton Finance’s obligations under the Notes and an accurate summary of the incidence of directly assessed United Kingdom taxation on such a payment of interest and as such fairly presents the information disclosed therein; and

(ii)	the statements set forth in the Prospectus under the heading “Material Tax Consequences – European Union Savings Directive” are an accurate summary of the position regarding the new directive regarding the taxation of savings income and as such fairly presents the information disclosed therein.

Benefit of Opinion

5)	This letter is furnished only to you and is solely for your benefit in connection with the closing occurring today and the offering of the Notes. Without our prior written consent, this letter may not be used, circulated, quoted or otherwise referred to for any other purpose, except as may be required by law or by judicial or regulatory authority, or relied upon by, or assigned to, any other person for any purpose, including any other person that acquires Notes or that seeks to assert your rights in respect of this letter (other than your successor in interest by means of merger, consolidation, transfer of a business or other similar transaction).

Yours faithfully,

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

March [    ], 2007

Banc of America Securities LLC

9 West 57th Street

New York, New York 10019

J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

as Representative of the several Underwriters

Re:	[ ]% Senior Notes due [ ] and Senior Floating Rate Notes due [ ] of BHP Billiton Finance (USA) Limited

Ladies and Gentlemen:

We have acted as special tax counsel to BHP Billiton Finance (USA) Limited, (the “Issuer”), in connection with the preparation of a Registration Statement on Form F-3 (File No. 333-[            ]) filed with the Securities and Exchange Commission (the “Commission”) on [    ], 2007, as amended through the date hereof (the “Registration Statement”), with respect to the Underwriting Agreement, dated March [    ], 2007 (the “Underwriting Agreement”), among you, the Issuer, BHP Billiton Plc, and BHP Billiton Limited (the “Guarantors”), relating to the sale by the Issuer to you of US$ [            ] aggregate principal amount of the Issuer’s [    ]% Senior Notes due [    ] and US$[            ] aggregate principal amount of the Issuer’s Senior Floating Rate Notes due [    ] (collectively, the “Securities”) and the guarantee of the Securities by the Guarantors.

This opinion is being furnished pursuant to Section 5(h) of the Underwriting Agreement.

In connection with this opinion, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Registration Statement, including the prospectus contained therein (the “Prospectus”);

(b) the Indenture, dated as of April 17, 2003, between the Issuer, BHP Billiton Limited and BHP Billiton Plc as guarantors and The Bank of New York, as successor Trustee;

(c) an executed copy of the Underwriting Agreement; and

(d) such other documents, certificates, and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

Our opinion is conditioned on the initial and continuing accuracy of the facts, information, and analyses set forth in such documents, certificates, and records. All capitalized terms use but not otherwise defined herein shall have the respective meanings set forth in the Prospectus.

For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, electronic, or photostatic copies, and the authenticity of the originals of such latter documents. We have assumed that such documents, certificates, and records are duly authorized, valid, and enforceable.

In addition, we have relied on statements and representations of the officers and other representatives of the Issuer and others, including an officer’s certificate dated [    ], 2007, and we have assumed that such statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions, published positions of the Internal Revenue Service, and such other authorities as we have considered relevant, all as in effect as of the date of this opinion and all of which are subject to differing interpretations or change at any time (possibly with retroactive effect). A change in the authorities upon which our opinion is based could affect the conclusions expressed herein. There can be no assurance, moreover, that our opinion expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based on and subject to the foregoing, we are of the opinion that, under current United States federal income tax law, although the discussion set forth in the Prospectus under the caption “Material Tax Consequences – United States Federal Income Taxation” does not purport to summarize all possible United States federal income tax considerations of the purchase, ownership, and disposition of the Securities, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences of the purchase, ownership, and disposition of the Securities that are anticipated to be material to U.S. Holders.

Except as set forth above, we express no other opinion. This opinion is furnished to you solely for your benefit in connection with the execution of the Underwriting Agreement and is not to be relied on by anyone else without our prior written consent. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof.

Very truly yours,

EXHIBIT G Forms of Opinion and Letter of Skadden, Arps, Slate, Meagher & Flom LLP, Special United States Counsel for the Company and the Guarantors

March [    ], 2007

Banc of America Securities LLC

9 West 57th Street

New York, New York 10019

J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

as Representatives of the several Underwriters

Re:	[ ]% Senior Notes due [ ] and Senior Floating Rate Notes due [ ] of BHP Billiton Finance (USA) Limited

Ladies and Gentlemen:

We have acted as special United States counsel to BHP Billiton Finance (USA) Limited, a corporation organized under the laws of the Commonwealth of Australia, as issuer (the “Company”), BHP Billiton Limited, a corporation organized under the laws of the Commonwealth of Australia, as guarantor (“BHP Billiton Limited”), and BHP Billiton Plc, a corporation organized under the laws of England and Wales, as guarantor (“BHP Billiton Plc” and, together with BHP Billiton Limited, the “Guarantors”), in connection with the Underwriting Agreement, dated March [ ], 2007 (the “Underwriting Agreement”), among you, as representatives of the several Underwriters named therein (the “Underwriters”), and the Company and the Guarantors, relating to the sale by the Company to the Underwriters of US$[            ] aggregate principal amount of the Company’s [    ]% Senior Notes due [            ] and US$[            ] aggregate principal amount of the Company’s Senior Floating Rate Notes due [            ] (collectively, the “Securities”), issued under the Indenture, dated as of April 17, 2003 (the “Indenture”), among the Company, each of the Guarantors and The Bank of New York, as successor Trustee (the “Trustee”), and the guarantee of the Securities by each of the Guarantors (together, the “Guarantees”).

This opinion is being furnished to you pursuant to Section 5(i) of the Underwriting Agreement.

In rendering the opinions set forth herein, we have examined and relied on originals or copies of the following:

(a) the registration statement on Form F-3 (File No. 333-[            ]) of the Company and the Guarantors relating to the Securities and the Guarantees filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of

1933 (the “Securities Act”) allowing for delayed offerings pursuant to Rule 415 under the Securities Act, including information deemed to be a part of the registration statement pursuant to Rule 430B of the General Rules and Regulations under the Securities Act (the “Rules and Regulations) (such registration statement being hereinafter referred to as the “Registration Statement”);

(b) the prospectus, dated March 12, 2007 (the “Base Prospectus”), which forms a part of and is included in the Registration Statement;

(c) the prospectus supplement, dated March [ ], 2007 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”), relating to the offering of the Securities, in the form filed by the Company pursuant to Rule 424(b) of the Rules and Regulations;

(d) the “issuer free writing prospectus” (as defined in Rule 433 (h)(l) of the Rules and Regulations) attached to the Underwriting Agreement as Exhibit A thereto;

(e) an executed copy of the Underwriting Agreement;

(f) specimens of the Securities and the Guarantees endorsed thereon;

(g) an executed copy of the Indenture;

(h) the Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), on Form T-1, of the Trustee;

(i) resolutions of the Board of Directors and committees thereof of each of the Guarantors, adopted March [    ], 2007, as certified by [Jane McAloon, Secretary] of BHP Billiton Limited and BHP Billiton Plc;

(j) resolutions of the Board of Directors of the Company, adopted March [    ], 2007, as certified by [Ross E. Mallett, Secretary] of the Company;

(k) the order of the Company, dated March [    ], 2007, requesting the Trustee to authenticate the Securities (the “Authentication Order”); and

(l) the certificate of [Christopher J. Lynch] and [Willem J. Murray], each a director of the Company, dated the date hereof, a copy of which is attached as Exhibit A hereto (the “Company’s Certificate”).

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and the Guarantors and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Company and the Guarantors and others, and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto, including the Company and the Guarantors, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and, except to the extent expressly set forth in paragraphs 1 and 3 below, the execution and delivery by such parties of such documents and, except to the extent expressly set forth in paragraphs 1, 3 and 4 below, the validity and binding effect thereof on such parties. We have also assumed that each of the Company and the Guarantors has been duly organized and is validly existing in good standing, and has requisite legal status and legal capacity, under the laws of its jurisdiction of organization and that each of them has complied and will comply with all aspects of the laws of all relevant jurisdictions (including the laws of Australia and the laws of England and Wales) in connection with the transactions contemplated by and the performance of its obligations under the Transaction Documents (as defined herein) other than the laws of the United States of America and the State of New York insofar as we express our opinions herein. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and the Guarantors and others and of public officials, including the facts set forth in the Company’s Certificate.

The Securities, the Guarantees, the Underwriting Agreement and the Indenture are referred to herein collectively as the “Transaction Documents.” As used herein, (i) “Applicable Laws” means those laws, rules and regulations of the State of New York and those federal laws, rules and regulations of the United States of America, in each case that, in our experience, are normally applicable to transactions of the type contemplated by the Transaction Documents (other than the United States federal securities laws, state securities or blue sky laws, antifraud laws and the rules and regulations of the National Association of Securities Dealers, Inc.), but without our having made any special investigation as to the applicability of any specific law, rule or regulation; (ii) “Governmental Authorities” means any court, regulatory body, administrative agency or governmental body of the State of New York or the United States of America having jurisdiction over the Company or the Guarantors under Applicable Laws; and (iii) “Governmental Approval” means any consent, approval, authorization, filing or registration with, any Governmental Authority required to be made or obtained by the Company or the Guarantors pursuant to Applicable Laws, other than any consent, approval, authorization, filing or registration that may have become applicable as a result of the involvement of any party (other than the Company or the Guarantors) in the transactions contemplated by the Transaction Documents or because of such parties’ legal or regulatory status or because of any other facts specifically pertaining to such parties.

The opinions set forth below are subject to the following further qualifications, assumptions and limitations:

(a) in rendering the opinions set forth in paragraphs 3 and 4 below, we have assumed that the Trustee’s certificates of authentication of the Securities will have been manually signed by one of the Trustee’s authorized officers and that the Securities and the Guarantees endorsed thereon, in the forms being delivered to you today, conform to the specimens thereof examined by us;

(c) we do not express any opinion as to the effect on the opinions expressed herein of (i) the compliance or noncompliance of any party to each of the Transaction Documents (other than with respect to the Company and the Guarantors to the extent necessary to render the opinions set forth herein) with any state, federal or other laws or regulations applicable to it or them or (ii) the legal or regulatory status or the nature of the business of any party (other than with respect to the Company and the Guarantors to the extent necessary to render the opinions set forth herein);

(d) we have assumed that the execution and delivery by the Company and the Guarantors of the each of the Transaction Documents and the performance by the Company and the Guarantors of their respective obligations thereunder do not and will not violate, conflict with or constitute a default under (i) any agreement or instrument to which the Company or the Guarantors or any of their respective properties is subject, (ii) any law, rule, or regulation to which the Company, the Guarantors or any of their respective properties is subject (except that we do not make the assumption set forth in this clause (ii) with respect to Applicable Laws or the United States federal securities laws to the extent set forth in our opinion in paragraph 5 below), (iii) any judicial or regulatory order or decree of any governmental authority or (iv) any consent, approval, authorization, filing, recording or registration with any governmental authority (except that we do not make the assumption set forth in this clause (iv) with respect to Governmental Approvals to the extent set forth in our opinion in paragraph 2 below);

(e) the validity or enforcement of any agreements or instruments may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law);

(f) we do not express any opinion as to the applicability or effect of any fraudulent transfer, preference or similar law on each of the Transaction Documents or any transactions contemplated thereby;

(g) to the extent any opinion relates to the enforceability of the choice of New York law and choice of New York forum provisions of the Transaction Documents, our opinion is rendered in reliance upon N.Y. Gen. Oblig. Law §§ 5-1401, 5-1402 (McKinney 2001) and N.Y. C.P.L.R. 327(b) (McKinney 2001) and is subject to the qualification that such enforceability may be limited by public policy considerations; and

(h) in rendering the opinions expressed below we have also assumed, without independent investigation or verification of any kind, that the choice of New York law to govern the Transaction Documents, which are stated therein to be governed thereby, is legal and valid under the laws of other applicable jurisdictions and that insofar as any obligation under any of the Transaction Documents is to be performed in any jurisdiction outside the United States of America its performance will not be illegal or ineffective by virtue of the law of that jurisdiction.

We do not express any opinion as to any laws other than Applicable Laws and the federal laws of the United States of America, in each case to the extent referred to specifically herein. Insofar as the opinions expressed herein relate to matters governed by laws other than those set forth in the preceding sentence, we have assumed, without having made any independent investigation, that such laws do not affect any of the opinions set forth herein. With respect to matters dependent upon the laws of Australia, we have assumed the correctness of, have not made any independent examination of the matters covered by, and our opinions are in those respects subject to, the opinions to you dated the date of this opinion of Anthony Austin, Senior Counsel of BHP Billiton Limited and BHP Billiton Plc. With respect to matters dependent upon the laws of the England and Wales, we have assumed the correctness of, have not made any independent examination of the matters covered by, and our opinions are in those respects subject to, the opinions to you dated the date of this opinion of Jeremy Thomas, Counsel to BHP Billiton Plc, and Denton Wilde Spate, English counsel for BHP Billiton Plc. The opinions expressed herein are based on laws in effect on the date hereof, which laws are subject to change with possible retroactive effect.

Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that:

1. The Indenture has been duly executed and delivered by the Company and the Guarantors to the extent such execution and delivery are governed by New York law and is a valid and binding agreement of the Company and the Guarantors, enforceable against the Company and the Guarantors in accordance with its terms. The Indenture is qualified under the Trust Indenture Act.

2. No Governmental Approval, which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required for, the execution and delivery of each of the Transaction Documents by the Company and the Guarantors or the consummation by the Company and the Guarantors of the transactions contemplated thereby.

3. The Securities have been duly executed by the Company to the extent such execution is governed by New York law, and when duly authenticated by the Trustee and issued and delivered by the Company against payment therefor in accordance with the terms of the Indenture, the Securities will constitute valid and binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms. Upon the delivery of the Securities and the Authentication Order to the Trustee in accordance with Section 303 of the Indenture, the Company will have complied with the conditions precedent provided for in the Indenture relating to the authentication by the Trustee of the Securities.

4. When the Securities are issued and delivered by the Company against payment therefor with the Guarantees of the Guarantors endorsed thereon in accordance with the terms of the Indenture, the Guarantees will constitute valid and binding obligations of the Guarantors, enforceable against each of the Guarantors in accordance with their terms.

5. The Company and each of the Guarantors are not, and solely after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus will not be, subject to registration and regulation as an “investment company” as such term is defined in the Investment Company Act of 1940.

6. The statements in the Base Prospectus under the caption “DESCRIPTION OF DEBT SECURITIES THAT WE MAY OFFER” and in the Prospectus Supplement under the caption “DESCRIPTION OF NOTES”, insofar as such statements purport to summarize certain provisions of the Indenture and the Securities, and the statements in the Prospectus Supplement under the caption “UNDERWRITING – Underwriting Agreement”, insofar as such statements purport to summarize certain provisions of the Underwriting Agreement, fairly summarize such provisions in all material respects.

This opinion is furnished only to you as representatives of the Underwriters and is solely for the Underwriters’ benefit in connection with the closing occurring today and the offering of the Securities, in each case pursuant to the Underwriting Agreement. Without our prior written consent, this opinion may not be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by, or assigned to, any other person for any purpose, including any other person that acquires any Securities or that seeks to assert your rights in respect of this opinion (other than an Underwriter’s successor in interest by means of merger, consolidation, transfer of a business or other similar transaction).

Very truly yours,

March [    ], 2007

J.P. Morgan Securities Inc.

270 Park Avenue

New York, NY 10017

Banc of America Securities LLC

9 West 57th Street

New York, New York 10019

as Representatives of the several Underwriters

Re:	[ ]% Senior Notes due [ ] and Senior Floating Rate Notes due [ ] of BHP Billiton Finance (USA) Limited

Ladies and Gentlemen:

We have acted as special United States counsel to BHP Billiton Finance (USA) Limited, a corporation organized under the laws of the Commonwealth of Australia, as issuer (the “Company”), BHP Billiton Limited, a corporation organized under the laws of the Commonwealth of Australia, as guarantor, and BHP Billiton Plc, a corporation organized under the laws of England and Wales, as guarantor (together with BHP Billiton Limited, the “Guarantors”), in connection with the Underwriting Agreement, dated March [    ], 2007 (the “Underwriting Agreement”), among you, as representatives of the several Underwriters named therein (the “Underwriters”), and the Company and the Guarantors, relating to the sale by the Company to the Underwriters of US$[    ] aggregate principal amount of the Company’s [    ]% Senior Notes due [    ] and US$[            ] aggregate principal amount of the Company’s Senior Floating Rate Notes due [    ] (collectively, the “Securities”), to be issued under the Indenture, dated as of April 17, 2003, among the Company, each of the Guarantors and The Bank of New York, as successor Trustee, and the guarantee of the Securities by each of the Guarantors (together, the “Guarantees”).

This letter is being furnished to you pursuant to Section 5(i) of the Underwriting Agreement.

In the above capacity, we have reviewed (i) the registration statement on Form F-3 (File No. 333-[            ]) of the Company and the Guarantors relating to the Securities and the Guarantees filed on March 12, 2007 with the Securities and Exchange

Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”) allowing for delayed offerings pursuant to Rule 415 under the Securities Act, including the Incorporated Documents (as defined below) and the information deemed to be a part of the registration statement pursuant to Rule 430B of the General Rules and Regulations under the Securities Act (the “Rules and Regulations”) (such registration statement being hereinafter referred to as the “Registration Statement”), (ii) the prospectus, dated March 12, 2007 (the “Base Prospectus”), which forms a part of and is included in the Registration Statement, (iii) the preliminary prospectus supplement, dated March [ ], 2007 (together with the Base Prospectus and the Incorporated Documents, the “Preliminary Prospectus”), relating to the offering of the Securities in the form filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations and (iv) the prospectus supplement, dated March [ ], 2007 (the “Prospectus Supplement” and, together with the Base Prospectus and the Incorporated Documents, the “Prospectus”), relating to the offering of the Securities in the form filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations. We also have reviewed the documents identified on Schedule A hereto as filed or furnished by the Guarantors pursuant to the Securities Exchange Act of 1934 and incorporated by reference into the Prospectus as of the date hereof (collectively, the “Incorporated Documents”), the “issuer free writing prospectus” (as defined in Rule 433(h)(1) of the Rules and Regulations) identified on Schedule B hereto relating to the Securities (the “Free Writing Prospectus”) and such other documents as we deemed appropriate.

Assuming the accuracy of the representations and warranties of the Company and the Guarantors set forth in (i) the first sentence of Section1(b) and (ii) Section 1(g) of the Underwriting Agreement, the Registration Statement became effective upon filing with the Commission pursuant to Rule 462 of the Securities Act, and we have been orally advised by the Commission that no stop order suspending the effectiveness of the Registration Statement has been issued and to our knowledge, no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

In addition, we have participated in conferences with (i) officers and other representatives of the Company and the Guarantors, (ii) Anthony Austin, Senior Counsel of BHP Billiton Limited and BHP Billiton Plc, and Jeremy Thomas, Counsel to BHP Billiton Plc, (iii) representatives of the independent registered public accountants of the Company and the Guarantors, (iv) representatives of the Underwriters and (v) counsel for the Underwriters, at which the contents of the Registration Statement and the Prospectus and related matters were discussed. We have reviewed the Incorporated Documents and discussed the business and affairs of the Company and the Guarantors with officers and other representatives of the Company and the Guarantors. We do not pass upon, or assume any responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement, the Prospectus or the General Disclosure Package (as defined below) and have made no independent check or verification thereof (except to the limited extent referred to in our opinions to you regarding certain tax matters dated the date hereof and paragraph 6 of our opinion to you regarding certain corporate matters dated the date hereof).

On the basis of the foregoing, (i) the Registration Statement, at the Applicable Time (as defined below), and the Prospectus, as supplemented by the Prospectus Supplement, as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations and the Trust Indenture Act of 1939 and the general rules and regulations thereunder (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom or the statements contained in the Form T-1 or information relating to the reserves data of oil, gas and mining operations included or incorporated by reference therein or excluded therefrom) and (ii) no facts have come to our attention that have caused us to believe that the Registration Statement, at the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus, as of the date of the Prospectus Supplement and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom or the statements contained in the exhibits to the Registration Statement, including the Form T-1, or information relating to the reserves data of oil, gas and mining operations included or incorporated by reference therein or excluded therefrom).

In addition, on the basis of the foregoing, no facts have come to our attention that have caused us to believe that the General Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that we do not express any view as to the financial statements, schedules or other financial information included or incorporated by reference therein or excluded therefrom or the statements contained in the exhibits to the Registration Statement, including the Form T-1, or information relating to the reserves data of oil, gas and mining operations included or incorporated by reference therein or excluded therefrom).

As used herein, (i) “Applicable Time” means [ :00][a.m.][p.m.] (Eastern time) on March [    ], 2007, which you advised us is the time of the first contract of sale of the Securities and (ii) “General Disclosure Package” means the Free Writing Prospectus, the Preliminary Prospectus and the information included on Schedule II to the Underwriting Agreement, all considered together.

This letter is furnished only to you as representatives of the Underwriters and is solely for the Underwriters’ benefit in connection with the closing occurring today and the offering of the Securities, in each case pursuant to the Underwriting Agreement. Without our prior written consent, this letter may not be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by, or assigned to, any other person for any purpose, including any other person that acquires any Securities or that seeks to assert your rights in respect of this letter (other than an Underwriter’s successor in interest by means of merger, consolidation, transfer of a business or other similar transaction).

Very truly yours,

SCHEDULE A

Reviewed SEC Filings

1.	Annual Report on Form 20-F of BHP Billiton Limited and BHP Billiton Plc for the fiscal year ended June 30, 2006, as filed with the Securities and Exchange Commission on September 25, 2006.

2.	Amendment No. 1 to Annual Report on Form 20-F of BHP Billiton Limited and BHP Billiton Plc for the fiscal year ended June 30, 2006, as filed with the Securities and Exchange Commission on December 18, 2006.

3.	Report on Form 6-K of BHP Billiton Limited and BHP Billiton Plc, as filed with the Securities and Exchange Commission on March 12, 2007, relating to the unaudited financial results of BHP Billiton Limited and BHP Billiton Plc as of and for the six months ended December 31, 2006 and 2005.

SCHEDULE B

Free Writing Prospectus

1.	The Term Sheet attached to the Underwriting Agreement as Exhibit A thereto.